THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 73

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 31 , 2002

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva N1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82-------------

Total of Sequentially Numbered Pages 73

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the twelve months ended December 31, 2002, as filed with the Chilean Superintendence of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.

Date: April 8, 2003 By: Claudia Quezada Romero

(C.F.O)

REPORT OF THE INDEPENDENT AUDITORS

Messrs.

President, Directors and Shareholders

SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

  We have audited the consolidated general balance sheet of Supermercados Unimarc S.A. and affiliates, as of December 31, 2002 and 2001, and the related consolidated statements of income and consolidated cash flow for the years then ended. The preparation of said financial statements (including the related notes thereto) is the responsibility of the management of Supermercados Unimarc S.A. Our responsibility is to express an opinion on these financial statements, based on the audit we conducted.

  Except for what is set forth in the following paragraph, our audits were conducted in accordance with generally accepted auditing principles. Said norms require for us to plan and carry out our task in order to attain a reasonable degree of certainty as to whether the financial statements are free from any material misstatement. An audit includes examining, based on tests, evidence supporting the amounts and disclosures made in the financial statements. An audit also includes an evaluation of the accounting principles used and significant estimates made by the management of the company, as well as an evaluation of the overall presentation of the financial statements. We believe that our audit provide a reasonable basis to support our opinion.

  As it is explained in further detail in Note 25 (b) to the financial statements, under instructions given by the Superintendence of Securities and Insurance, Supermercados Unimarc S.A. has been instructed to change the classification of certain "monetary" entries by "non monetary" in the financial statements for the year ended as of December 31, 2001, in its investment (affiliate) maintained in Supermercados Hipermarc S.A. in the Republic of Argentina, giving rise to a loss of ThCh$ 2,426,783 for the recognition of the income through the proportional equity value method. The reports observed by the Superintendence of Securities and Insurance have been duly audited and, subsequently, they were supported by reports issued by external advisors in both Chile and Argentina, who delivered their opinion, supporting the procedure adopted by the affiliate. Based on these complementary reports, this measure was claimed against by the company before the Court of Appeals of Santiago, which admitted same for process, ruling the suspension of the effects of what had been ordered. As of the date of issuance of these financial statements the case is still under process.

  In our opinion, except for the effects of adjustments, should any be required, from the situation described in the preceding paragraph, the aforementioned consolidated financial statements reasonably present, in all of their material respects, the consolidated financial position of Supermercados Unimarc S.A. and affiliates as of December 31, 2002 and 2001, and the consolidated results of operation and consolidated cash flow for the years then ended, in accordance with generally accepted accounting principles and norms enacted by the Superintendence of Securities and Insurance.

  Just as it is stated in Note 23 (c.1) the company has furnished personal guarantees of up to US$ 13,688,889 in one case and of up to US$ 25,230.328 in the other, jointly with other related companies, guarantors of the same undertakings, applicable in the event of a shortfall or if it is not possible to execute the guarantee with respect of one or more of the guarantors, with respect of the undertakings assignable to that or those shortfalls, in favor of Inversiones Errazuriz Ltda. to guarantee its undertakings with State Street Bank and Trust Company. On March 25, 2001, Inversiones Errazuriz Ltda. has informed that the creditor has started legal action in the United States of America in connection with said obligations. The lawyers of Inversiones Errazuriz Ltda. report that there are pending appeals to the resolutions sanctioned by the Judge who is hearing the case in the United States, which are currently under study. As of the date of closing of these Financial Statements, the lawyers in charge of the aforementioned case have informed Inversiones Errazuriz Ltda. that the appeals are in the stage of presentation, awaiting the appointment of the State Circuit where they are to be impetrated.

Fernando Braun Rebolledo Grant Thornton International

Taxpayer Id Number 5,070,231-6

Santiago, March 31, 2003

Rut : 96.621.750-2 DATE

Period : 01-012002 to 31-12-2002

Figures shown in : Thousands Pesos PRINTING DATE:

Type of Balance : Consolidated

ASSETS

2.00 FINANCIAL STATEMENTS

    BALANCE SHEET

1.00.01.20 R.U.T.

1.00.01.30 Type of Currency: Pesos 96.621.750-2

1.00.01.40 Type of Balance Sheet: Consolidated

day month year day month year

at 31.12.2002 at 31.12.2001

ASSETS NOTE

NUMBER PRESENT PREVIOUS
5.11.00.00 TOTAL ACTIVOS CIRCULANTES		21,748,982	35,482,937
5.11.10.10 Available		1,722,949	1,040,542
5.11.10.20 Term deposits			2,075,107
5.11.10.30 Negotiable securities (net)	4		700
5.11.10.40 Trade debtors (net)	5	1,623,685	1,482,767
5.11.10.50 Notes receivable (net)	5	2,682,501	3,735,331
5.11.10.60 Sundry debtors (net)	5	418,649	391,146
5.11.10.70 Related companies bills receivable and debtors	6	3,431,836	8,833,780
5.11.10.80 Inventories (net)	7	10,395,580	12,956,703
5.11.10.90 Recoverable taxes		788,550	1,483,340
5.11.20.10 Prepaid expenses	28	589,960	1,525,084
5.11.20.20 Defered taxes		0	1,878,555
5.11.20.30 Other current assets	9	95,272	79,882
5.11.20.40 Leasing contracts (net)
5.11.20.50 Assets for leasing (net)
5.12.00.00 TOTAL FIXED ASSETS	10	150,711,253	160,736,236
5.12.10.00 Land	10	45,116,571	49,028,082
5.12.20.00 Constructions and infrastructure works	10	64,964,115	66,905,804
5.12.30.00 Machinery and equipment	10	22,214,130	30,638,803
5.12.40.00 Other fixed assets	10	37,272,282	41,846,979
5.12.50.00 Higher value due to technical revaluation of fixed assets
5.12.60.00 Depreciation (less)	10	-18,855,845	-27,683,432
5.13.00.00 TOTAL OTHER ASSETS		26,687,504	21,361,886
5.13.10.10 Investments in related companies
5.13.10.20 Investments in other companies
5.13.10.30 Lower value of investments	12	16,595,679	17,860,421
5.13.10.40 Higher value of investments (less)	12	-46,324	-4,703
5.13.10.50 Long-term debtors	5	575,040	203,978
5.13.10.60 Long-term related companies bills receivable and debtors
5.13.10.65 Long-term deferred taxes		7,332,663
5.13.10.70 Intangible		11,680	11,372
5.13.10.80 Amortization (less)
5.13.10.90 Other	13	2,218,766	3,290,818
5.13.20.10 Long-term leasing contracts (net)
5.10.00.00 TOTAL ASSETS		199,147,739	217,581,059

Rut : 96.621.750-2 DATE

Period : 01-012002 to 31-12-2002

Figures shown in : Thousands Pesos PRINTING DATE:

Type of Balance : Consolidated

LIABILITIES

2.00 FINANCIAL STATEMENTS

2.01 BALANCE SHEET

1.01.04.00 R.U.T.

1.00.01.30 Type of Currency: Pesos 96.621.750-2

1.00.01.40 Type of Balance Sheet: Consolidated

day month year day month year

at 31.12.2002 at 31.12.2001

LIABILITIES NOTE

NUMBER PRESENT PREVIOUS
5.21.00.00 TOTAL PASIVOS CIRCULANTES		56,214,956	67,700,088
5.21.10.10 Short-term bank and financial institutions obligations	14	23,530,687	28,602,294
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	1,079,560	2,678,238
5.21.10.30 Obligations with the public (Promisory notes)
5.21.10.40 Obligations with the public-short-term portion (bonds)
5.21.10.50 Long-term obligations with maturity wihin one year
5.21.10.60 Payable dividends
5.21.10.70 Accounts payable	27	24,934,916	27,153,096
5.21.10.80 Notes payable		424,933	1,295,477
5.21.10.90 Sundry creditors	29	1,528,187	3,130,356
5.21.20.10 Related companies notes and accounts payable	6	2,238,616	2,439,360
5.21.20.20 Provisions	16	1,348,617	925,142
5.21.20.30 Withholdings		648,544	768,794
5.21.20.40 Income tax		194,997	231,259
5.21.20.50 Income received in advance	17	267,745	476,072
5.21.20.60 Deferred taxes	8	16,562
5.21.20.70 Other current liabilities		1,592
5.22.00.00 TOTAL LONG-TERM LIABILITIES		31,078,813	39,025,978
5.22.10.00 Bank and financial institutions obligations	15	8,350,218	10,176,418
5.22.20.00 Long-term obligations with the public (bonds)
5.22.30.00 Long-term notes payable		1,340,580	5,597,199
5.22.40.00 Long-term sundry creditors	29	2,730,566	2,219,158
5.22.50.00 Long-term related companies notes and accounts payable	6	17,258,386	17,914,362
5.22.60.00 Long-term provisions		0
5.22.70.00 Other long-term liabilities	8		24,384
5.22.80.00 Otros pasivos a largo plazo	17	1,399,063	3,094,457
5.23.00.00 MINORITY INTEREST	18	81,078	85,372
5.24.00.00 TOTAL EQUITY		111,772,892	110,769,621
5.24.10.00 Paid-in capital	19	55,873,978	55,873,978
5.24.20.00 Capital revaluation reserves	19
5.24.30.00 Share premium	19	28,578,842	28,578,841
5.24.40.00 Other reserves	19	2,572,572	1,138,433
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	24,747,500	25,178,369
5.24.51.00 Reserves for future dividends
5.24.52.00 Retained earnings	19	25,059,482	24,781,313
5.24.53.00 Accumulated losses (less)
5.24.54.00 Profits (losses) of the period	19	-311,982	397,056
5.24.55.00 Interim dividend (less)
5.24.56.00 Development period accumulated deficit
5.20.00.00 TOTAL LIABILITIES		199,147,739	217,581,059

Rut : 96.621.750-2 DATE

Period : 01-012002 to 31-12-2002

Figures shown in : Thousands Pesos PRINTING DATE:

Type of Balance : Consolidated

INCOME STATEMENT

2.00 FINANCIAL STATEMENTS

2.01 BALANCE SHEET

1.01.04.00 R.U.T.

1.00.01.30 Type of Currency: Pesos 96.621.750-2

1.00.01.40 Type of Balance Sheet: Consolidated

day month year day month year

at 31.12.2002 at 31.12.2001

INCOME STATEMENT NOTE

NUMBER PRESENT PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		-7,941,485	1,669,383
5.31.11.10 TRADING MARGIN		25,208,258	34,155,335
5.31.11.11 Trading income		121,793,631	147,943,789
5.31.11.12 Operating cost (less)		-96,585,373	-113,788,454
5.31.11.20 Administration and sales expenses (less)		-33,149,743	-32,485,952
5.31.12.00 NON-TRADING INCOME		2,028,097	-4,006,668
5.31.12.10 Financial income		142,009	61,988
5.31.12.20 Related companies investments profits
5.31.12.30 Other non-trading income	20	2,375,765	502,856
5.31.12.40 Related companies investments losses (less)			-13,088
5.31.12.50 Amortization lower value of the investment (less)	12	-1,264,371	-1,305,929
5.31.12.60 Financial expenses (less)		-4,773,721	-5,702,922
5.31.12.70 Other non-operating expenses (less)	20	-1,082,442	-396,144
5.31.12.80 Price-level restatement	21	-487,656	-526,074
5.31.12.90 Exchange rate differences		7,118,513	3,372,645
5.31.10.00 PROFIT BEFORE INCOME TAX AND EXTRAORDINARY ITEMS		-5,913,388	-2,337,285
5.31.20.00 INCOME TAX	8	5,591,750	2,736,217
5.31.30.00 EXTRAORDINARY ITEMS
5.31.40.00 PROFIT (LOSS) BEFORE DEDUCTION OF MINORITY INTEREST		-321,638	398,932
5.31.50.00 MINORITY INTEREST		4,915	-1,931
5.31.00.00 NET PROFIT (LOSS)		-316,723	397,001
5.32.00.00 Amortization of higher value of investments	12	4,741	55
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		-311,982	397,056

Rut : 96.621.750-2 DATE

Period : 01-012002 to 31-12-2002

Figures shown in : Thousands Pesos PRINTING DATE:

Type of Balance : Consolidated

CASH FLOW STATEMENT - DIRECT

2.03 CASH FLOW STATEMENT

1.01.04.00 R.U.T.

1.00.01.30 Type of Currency: Pesos 96.621.750-2

1.00.01.40 Type of Balance Sheet: Consolidated

5.03.01.00 Method of the State of Cash Flow: Direct day month year day month year at 31.12.2002 at 31.12.2001

CASH FLOW STATEMENT - DIRECT PRESENT PREVIOUS

5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION	12,710,493	6,580,816
5.41.11.10 Collection of trade debtors	147,052,449	187,720,713
5.41.11.20 Financial income received	559,045	1,070,903
5.41.11.30 Dividends and other distributions received	0
5.41.11.40 Other income received	1,961,053	5,600,643
5.41.11.50 Payments to suppliers and personnel (less)	155,886,740	-180,076,375
5.41.11.60 Paid interest (less)	-4,693,117	-4,894,505
5.41.11.70 Paid income tax (less)	-10,449	-43,486
5.41.11.80 Other paid expenses (less)	-553,343	-1,228,304
5.41.11.90 Paid Value Added Tax and other similar (less)	-1,139,391	-1,568,773
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES	5,251,817	-2,994,118
5.41.12.05 Placement of cash shares
5.41.12.10 Loans obtention	11,237,593	37,098,924
5.41.12.15 Obligations with the public
5.41.12.20 Loans verified by documentary evidence with related companies	12,129,643
5.41.12.25 Obtention of other loans of related companies
5.41.12.30 Other sources of financing
5.41.12.35 Payment of Dividends (less)	-117,960	-32,878
5.41.12.40 Distribution of capital (less)
5.41.12.45 Payment of loans (less)	-17,775,620	-33,857,793
5.41.12.50 Payment of obligations with the public (less)	-221,839
5.41.12.55 Payment of loans verified by document evidence of rellated Co. (less)		-6,202,371
5.41.12.60 Payment of other loans of related companies (less)
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)
5.41.12.70 Payment of expenses due to issuance and placing of oblig. With public (less)
5.41.12.75 Other disbursement due to financing (less)
5.41.13.00 NET FLOWW ORIGINATED BY INVESTMENT ACTIVITIES	6,247,446	-1,564,288
5.41.13.05 Sale of Fixed Assets	7,591,490	15,252,428
5.41.13.10 Sale of permanent investments		327,647
5.41.13.15 Sale other investments	687
5.41.13.20 Collection of loans verified by documentary evidence to related Co.
5.41.13.25 Collection of other loans to related companies
5.41.13.30 Other investment income
5.41.13.35 Addition of fixed assets (less)	-1,244,335	-17,070,421
5.41.13.40 Payment of capitalized interest (less)
5.41.13.45 Permanent investments (less)	-100,396	-54
5.41.13.50 Investments on financial instruments (less)
5.41.13.55 Loans verified by documentary evidence to related companies (less)
5.41.13.60 Other loans to related companies (less)
5.41.13.65 Other investment disbursements (less)		-73,888
5.41.10.00 TOTAL NET FLOW OF THE PERIOD	-1,211,230	2,022,410
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT	-14,275	78,755
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION	-1,225,505	2,101,165
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE	3,060,606	1,014,484
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE	1,835,101	3,115,649

Rut : 96.621.750-2 DATE

Period : 01-012002 to 31-12-2002

Figures shown in : Thousands Pesos PRINTING DATE:

Type of Balance : Consolidated

FLOW RECONCILIATION - RESULT

RECONCILIATION BETWEEN THE NET FLOW ORIGINATED BY ACTIVITIES OF THE

OPERATION AND THE RESULTS OF THE PERIOD

1.01.04.00 R.U.T.

1.00.01.30 Type of Currency: Pesos 96.621.750-2

1.00.01.40 Type of Balance Sheet: Consolidated

day month year day month year

at 31.12.2002 at 31.12.2001

FLOW RECONCILIATION-RESULT PRESENT PREVIOUS

5.50.10.00 Profits (loss) of the period	-311,982	397,056
5.50.20.00 Profit or loss from disposal of assets	769,212	-5,494
5.50.20.10 (Profits) Loss from disposal of fixed aseets	769,212	-11,183
5.50.20.20 Profits on investments sale (less)
5.50.20.30 Loss on investments sale
5.50.20.40 (Profits) Loss on other assets sale		5,689
5.50.30.00 Charges (credits) to profit or loss wich do not represent cash flow	-5,569,387	2,913,438
5.50.30.05 Depreciation of the period	6,701,594	5,794,177
5.50.30.10 Amortization of intangible
5.50.30.15 Penalties and provisions	-6,041,253	-1,735,501
5.50.30.20 Profits accrued from investments in Related Companies (less)
5.50.30.25 Loss accrued on investments in related companies		13,088
5.50.30.30 Amortization of lower value of investment	1,264,371	1,305,929
5.50.30.35 Amortization of higher value of investments (less)	-4,741	-55
5.50.30.40 Net Price-Level restatement	487,656	526,074
5.50.30.45 Net exchange rate gains/losses	-7,118,513	-3,372,645
5.50.30.50 Other credits to profit or loss wich do not represent cash flow (less)	-858,501	-151,684
5.50.30.55 Other charges to results wich do not represent cash flow		534,055
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases	-2,077,712	5,207,972
5.50.40.10 Trade debtors	276,281	2,990,844
5.50.40.20 Inventories	2,529,713	-194,176
5.50.40.30 Other assets	-4,883,706	2,411,304
5.50.50.00 Liabilities variations that do affect cash flow increases (disminishes)	-5,515,710	-1,934,087
5.50.50.10 Accounts payable related to operating results	-3,524,282	-73,252
5.50.50.20 Payable interest
5.50.50.30 Payable income tax (net)	134,060	-346,160
5.50.50.40 Other accounts payable related with non-trading income	-2,007,793	-2,754,281
5.50.50.50 Payable V.A.T. And other similar (net)	-117,695	1,239,606
5.50.60.00 Minority Interest Profits (loss)	-4,914	1,931
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION	-12,710,493	6,580,816

01. REGISTRATION IN THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros registered the Company Supermercados Unimarc S.A., under N447. In this way the company be subjected to the control of this Superintendency.

  APPLIED ACCOUNTING PRINCIPLES

    Accounting Period

    The financial statements of the Parent Company and its subsidiaries covers the twelve months period comprise between January 1 and December 31, 2002 and 2001.

    Bases of Preparation

    These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Association of Chilean Accountants. It also takes into account the regulations and directions instructed by the Superintendencia de Valores y Seguros. If any discrepancy appears, the regulations instructed by the Superintendencia de Valores y Seguros will have supremacy over the former ones.

    Bases of Presentation

    For comparative purposes, the financial statements at December 31, 2001 are shown updated by 3.0%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

    Bases of Consolidation

In these consolidated financial statements the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries are included. Besides, the balances, the inter-company transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

e) Price-level restatement

These financial statements are shown corrected of the inflationary effects, so the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at December 31, 2002. Estimations were done using the consumer price index informed by the National Institute of Statistics, which figures were -3,0 % and 3,1% for the years ended on December 31, 2002 and 2001, respectively. Besides, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing rate of exchange of each accounting period. The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

  Foundations of Conversion

  The assets and liabilities in foreign currency and readjustment units, existing at December 31, 2002 and 2001 are shown valued in national currency, according to the following rates of exchange in force at the end of each accounting period.

  2002 2001

  (Chilean pesos)

  Indexed Unit (U.F.) 16.744,12 16.262,66

  US Dollar 718,61 654,79

  Peso of Argentina 211,98 385,17

  Negotiable Securities

  The negotiable securities are shown at the lower value determined by the comparison between the cost corrected through price-level restatement and its stock value.

  Inventories

  Due to its high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average cost of purchase. The amounts estimated in such a way do not exceed the corresponding net realizable value.

  The inventories of frozen products coming from the Interagro Comercio y Ganado S.A. subsidiary are shown at their average cost of production, which do not exceed their market value at the end of each period.

  Estimation of bad debts

  With the purpose to cover potential bad debts accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. At December 31, 2002 and 2001, the provisions for the notes receivable item has been determined on the total amounts of M$304.765 and M$247.217, respectively.

  Fixed Assets

  The fixed asset is shown at its cost of purchase, corrected through price level restatement. The financial costs attributable to the construction of the fixed asset are part of the fixed asset value.

  According to the accounting principles generally accept in Chile, the society has evaluated the recovery of the value of its fixed assets according to the provisions indicated in the Technical Bulletin N 33 of the Association of Chilean Accountants from Chile A.G..

  As a result of this evaluation adjustments that affect the accounting values of these assets have not been determined.

  Fixed Assets Depreciation

  Depreciation has been calculated by the straight-line method, considering the years of useful life estimated for the different groups of goods, according to the following:

  Buildings : 60 years

  Machinery and equipment : from 3 to 20 years

  Furniture, materials and facilities : 10 years

  Assets in leasing

  The assets in leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such goods therefore, whereas the purchase option is not performed, the Company cannot freely dispose of these assets.

  Investments in Related Companies

  At December 31, 2002 and 2001, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin N 64 of the Association of Chilean Accountants, regarding valuation of foreign investments, considering its valuation as a subsidiary controlled in the currency of origin. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

  The analysis of recovery of the fixed assets of such societies, was made considering that when there is evidence that in permanent way the operations of a company will not produce enough revenues to cover all the costs, even the depreciation of the fixed asset taken as a whole, and when the value books of this real assets is higher to its realization value, these values will be reduced to the recoverable amounts, with charge to the results distant from the exploitation.

  The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the society are not required.

  The investments done in local related companies are shown valued according to the method of the proportionate share in net worth of the investment, recognizing in the results the proportional profit or loss accrued by the issuing company.

  As from year 1998, and according to the provisions indicated in the form letter N1358 issued by the Superintendencia de Valores y Seguros, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

  Deferred and Income Taxes

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin N60 of the Association of Chilean Accountants and to the form letter N 1466 issued by the Superintendencia de Valores y Seguros.

The Parent company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Likewise, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax legislation or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

o) Trading income

The Company's income are formed by the sale of consumer goods and services, which are entered at their net value of the taxes that impose a tax on them.

  Cash Flow Statement

The cash flow statement included herewith has been prepared according to the direct method. All those short-term investments done as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

  APPLIED ACOUNTING PRINCIPLES

Companies included in the consolidation

		Percentage of participation
RUT	Company Name	31-12-2002			31-03-2001
		Direct	Indirect	Total	Total
79960220-2	Compañia Comercializadora Nacional Ltda.	9,0000	91,0000	100,0000	100,0000
88486800-9	Interagro, Comercio y Ganado S.A.	0,0000	100,0000	100,0000	100,0000
86360500-8	Administradora de Supermercado S.A.	0,0000	99,9360	99,9360	99,9360
88461600-K	Adm. De Inv. y Supermercado Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
87678200-6	Comercial Supermercado Santiago S.A.	0,0000	99,0000	99,0000	99,0000
96629940-1	Transporte Santa Maria S.A.	0,0000	98,0000	98,0000	98,0000
87678100-K	Comercial Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
87678300-2	Comercial Supermercado Rancagua S.A.	0,0000	100,0000	100,0000	100,0000
79785340-2	Supermercado Hipermarc S.A.	0,0000	99,9990	99,9990	99,9990
79785340-2	Unimarc Organizacion y Servicios S.A.	99,9549	0,0000	99,9549	99,9549
96757830-4	Administradora y Servicios Talcahuano S.A.	0,0000	100,0000	100,0000	100,0000
96800910-9	Publicidad y Promociones Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96799480-4	Administradora de Servicios Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96799180-5	Inmobiliaria de Supermercados S.A.	0,0000	99,9990	99,9990	99,9990
96825920-2	Administradora y Servicios Temuco S.A.	0,0000	100,0000	100,0000	100,0000
96833720-3	Administradora y Servicios Chillan S.A.	0,0000	100,0000	100,0000	100,0000
96833710-6	Administradora y Servicios de Vigilancia S.A	0,0000	100,0000	100,0000	100,0000
96336500-2	Administradora y Serv. Las Tranqueras S.A.	0,0000	100,0000	100,0000	100,0000
96836520-7	Administradora y Servicios Cordillera S.A.	0,0000	100,0000	100,0000	100,0000
96836510-K	Administradora y Servicios Machali S.A	0,0000	100,0000	100,0000	100,0000
96785510-3	Inmobiliaria y Constructora S.A.	0,0000	51,0800	51,0800	51,0800
96879010-2	Administradora y Servicios Rancagua S.A.	0,0000	100,0000	100,0000	100,0000
96879030-7	Administradora y Serv. Viña del Mar S.A.	0,0000	100,0000	100,0000	100,0000
96879090-0	Adm. Y Serv. Santiago Part Time S.A.	0,0000	100,0000	100,0000	100,0000
96879060-9	Administradora y Servicios Macul S.A.	0,0000	100,0000	100,0000	100,0000
96879080-3	Adm. De Supermercado Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96879040-4	Administradora y Servicios Curico S.A.	0,0000	100,0000	100,0000	100,0000
96879050-1	Administradora y Servicios Concepcion S.A.	0,0000	100,0000	100,0000	100,0000
96879000-5	Administradora y Servicios Maipu S.A.	0,0000	100,0000	100,0000	100,0000
96879070-6	Adm. Y Servicios Part Time Providencia S.A.	0,0000	100,0000	100,0000	100,0000
96836500-2	Adminstradora Las Tranqueras S.A.	0,0000	100,0000	100,0000	100,0000
88627400-9	Unimarc Abastecimientos S.A.	0,3300	99,6700	100,0000	100,0000
96.836.510-k	Administradora y Servicios Machali S.A.	0,0000	100,0000	100,0000	100,0000
96879020-K	Administradora y Servicios Oriente S.A.	0,0000	100,0000	100,0000	100,0000
96913160-9	Servicios Generales S.A	0,0000	100,0000	100,0000	0,0000
96797780-2	Servicios Unimarc Sur S.A.	0,0000	100,0000	100,0000	0,0000
96798240-7	Adm. Unimarc Sur S.A.	0,0000	100,0000	100,0000	0,0000
96898500-0	Servicios Unimarc S.A.	0,0000	100,0000	100,0000	0,0000
96898490-k	Administradora Unimarc S.A.	0,0000	100,0000	100,0000	0,0000

03. ACCOUNTING CHANGES

(3) Accounting Changes

Compared to the previous period, no changes were made in the application of accounting principles, during the years 2002 and 2001.

04. NEGOTIABLE SECURITIES

Securities traded at the Stock Exchange and others considered of temporary character have been included under this item, according to the following:

Structure of the Balance

INSTRUMENTS	BOOK VALUE
	31-12-2002	31-12-2001

Shares	0	700
Bonds	0	0
Share of mutual funds	0	0
Share of investment funds	0	0
Promissory Notes of public offer	0	0
Mortgage bill of exchange	0	0

Total Negotiable Securities	0	700

05. SHORT AND LONG-TERM DEBTORS

Short and Long-term Debtors

	CIRCULATING							LONG TERM
ITEM	Up to 90 days		More than 90 Until 1 year		Subtotal	Total Circulating (net)
	31-12-2002	31-12-2001	31-12-2002	31-12-2001		31-12-2002	31-12-2001	31-12-2002	31-12-2001
Trade Debtors	1.644.883	1.482.767	0	0	1.644.883	1.623.685	1.482.767	0	0
Estimation of bad debts	0	0	0	0	21.198	0	0	0	0
Notes receivable	2.987.266	3.735.331	0	0	2.987.266	2.682.501	3.735.331	0	0
Estimation of bad debts	0	0	0	0	304.765	0	0	0	0
Sundry debtors	418.649	391.146	0	0	418.649	418.649	391.146	575.040	203.978
Estimation of bad debts	0	0	0	0	0	0	0	0	0

							Total Long-Term Debtors	575.040	203.978

06. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In this item, balances, transactions and effects on results between related companies appeared under the following conditions:

  The balances reflected in a short term are charged or paid as it corresponds

  The current accounts between related companies do not generate collections or interest payment and do not have stipulated readjustment clause.

  The balances of current accounts with related companies do not consolidate in Supermercados Unimarc S.A. Holding are keep in UF. (Indexed Unit).

  The balances reflected in a long term have a maturity date on receivable and payable account the second semester of the year 2008. In related leasing the maturity date, is the year 2005.

The breakdown is the following:

Bills receivable and debtors
RUT	COMPANY	SHORT-TERM		LONG - TERM
		31-12-2002	31-12-2001	31-12-2002	31-12-2001

85541600-4	Inversiones Errazuriz Ltda..	3.403.287	8.829.464	0	0
94.510.0001	Renta Nac.Cia. deSeguros Grales. S.A.	0	4.316	0	0
96.621.750-2	Multideal	257	0	0	0
96.923.970-1	Coorp. De Inv. y Des. Financ. Cidef S.A.	28.292	0	0	0
TOTALS		3.431.836	8.833.780	0	0

Notes and Accounts Payable
RUT	COMPANY	SHORT-TERM		LONG - TERM
		31-12-2002	31-12-2001	31-12-2002	31-12-2001

88541600-4	Inversiones Errazuriz Ltda..	0	0	0	338.842
96704480-6	Automotriz Proton S.A.	0	40.540	0	0
94510000-1	Rta. Nac. Cia. Seg. Grles. S.A.	6.334	0	0	0
94716000-1	Rta. Nac. Cia. Seg. De Vida S.A.	397.565	59.291	17.258.386	17.575.520
96621750-2	Unitrade Interamericana	35.080	113.482	0	0
96621750-2	Cidef Argentina S.A.	848	1.636.740	0	0
96621750-2	Puerta Grande	54.945	2.698	0	0
88.163.300-0	Inversiones Culenar S.A.	593.860	30.409	0	0
79.809.460-2	Inmobiliaria y Const. Nacional S.A.	425.855	556.200	0	0
96.621.750-2	Capillitas	911	0	0	0
96.621.750-2	Tauro	723.218	0	0	0
TOTALS		2.238.616	2.439.360	17.258.386	17.914.362

06. Balances and Transactions with related entities

Transactions
COMPANY	RUT	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	31-12-2002		31-12-2001
				AMOUNT	EFFECT ON RESULTS (CHARGES/CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/CREDITS
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	SHAREHOLDER	CURRENT ACCOUNTS RECEIVABLE S/T	9.785.188	0	9.217.614	176.538
SOC. DE INV. FINANCIERAS LTDA.	79.902.880-8	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	7.335.606	0	50.945.946	0
INCONAC S.A.	79.809.460-2	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	603.645	32	113.184	469
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	1.319.069	0	1.738.560	0
SALMONES Y PESQUERA NAC. S.A.	96.850.700-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	6.589	0	850.590	8
COMINOR ING. Y PROYECTO S.A.	79.798.670-4	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	0	0	723.184	2.184
ING. Y COMPUTACION INCOM S.A.	86.344.500-0	COMMON ADM.	TRADE DEBTORS	159	135	3.890	3.296
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	TRADE DEBTORS	661.882	560.917	469.476	389.132
CORP. DE INV. DES. FINANC.	96.923.970-1	COMMON ADM.	TRADE DEBTORS	872.047	739.023	858.455	727.504
CIDEF S.A.	96.622.770-2	COMMON ADM.	TRADE DEBTORS	177.840	150.712	97.680	82.780
GAFONAC S.A.	96.591.240-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	278.331.883	0	77.398	0
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	1.084.997	0	661.913	0
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	SHAREHOLDER	CURRENT ACCOUNTS PAYABLE S/T	4.911.364	40.104	3.593.444	0
SOC. DE INV. FINANCIERAS LTDA.	79.902.880-8	COMM.ON ADM.	CURRENT ACCOUNTS PAYABLE S/T	11.751.747	0	51.583.349	15.705
RTA. NAC.CIA. DE SEG. DE VIDA S.A.	94.716.000-1	SHAREHOLDER	CURRENT ACCOUNTS PAYABLE S/T	416.794	0	431.940	0
COMERCIAL QUIPAC S.A.	86.306.300-0	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	0	0	291.635	0
CORP. DE INV. Y DES. FINANCIERO	96.923.970-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	522.889	0	107.111	0
CIDEF S.A.	96.622.770-2	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	34.283	0	35.312	1.039
INMOB. Y CONST. NACIONAL S.A.	79.809.460-2	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	775.808	0	587.100	84.786
CIDEF ARGENTINA S..A	96.621.750-2	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	0	0	1.636.739	0
FACTORING CONTADO	96.751.300-8	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	0	0	332.050	0
UNITRADE INTERAMERICANA	96.621.750-2	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	0	0	113.482	0
FRUTICOLA NACIONAL S.A.	79.804.350-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	208.334	0	393.473	0
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	PAYABLE INVOICES	109.930	93.161	895.891	759.230
MERCANTIL CIDEF S.A.	96.680.010-0	COMMON ADM.	PAYABLE INVOICES	68.266	57.853	682.120	578.068
CORP.DE INV.Y DES.FINANCIERO	96.923.970-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	2.451.279	0	3.616.828	0
FRUTICOLA NACIONAL S.A.	79.804.350-1	COMMON ADM.	TRADE DEBTORS	481.733	408.248	104.329	88.415
COMERCIAL MAULE S.A.	79.780.600-5	COMMON ADM.	PAYABLE INVOICES	0	0	111.784	94.733
SOC. CONT. COSAYACH I REGION	96.622.770-2	COMMON ADM.	PAYABLE INVOICES	75.876	64.302	77.555	65.725
CORP.DE INV. Y DES.FINANC.CIDEF	96.850.700-1	COMMON ADM.	PAYABLE INVOICES	614.791	521.009	698.178	591.676
RENTA NACIONAL SEG. VIDA S.A.	94.7163.000-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	11.872	0	372.385	0

06. Balances and Transactions with related entities

Transactions
COMPANY	RUT	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	31-12-2002		31-12-2001
				AMOUNT	EFFECT ON RESULTS (CHARGES/CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/CREDITS
ING. Y COMPUTAC.INCOM S.A.	86.344.500-0	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	3.700	0	28.846	3.203
AGRICOLA PAREDONES S.A.	96.630.320-4	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	989.916	0	1.011.666	0
SALMONES Y PESQUERA NACIONAL	96.850.700-1	COMMON ADM.	PAYABLE INVOICES	131.595	111.521	1.697.598	1.438.643
		COMMON ADM.	TRADE DEBTORS	18.389	15.584	1.706.489	1.446.177
INVERSIONES CULENAR S.A.	88.163.300-0	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	7.040	0	0	0
MERCANTIL CIDEF S.A.	96.680.010-0	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	38.651	0	0	0
VIÑEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	226.262	0	0	0
SERVICIOS Y TECNOLOGIAS S.A.	96.894.000-7	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	3.267	0	0	0
SALMONES DE CHILE S.A.	96.914.410-7	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	249.226	0	0	0
INDUSTRIAL Y FOREST. NACIONAL	96.524.230-9	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	305.424	0	0	0
GAFONAC S.A.	96.591.240-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	48.488	0	0	0
CIDEF COMERCIAL	79.780.600-5	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	1.503.124	0	0	0
UMS	96.509.820-8	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	4.162.820	0	0	0
EMP. NACIONAL DE PESCA	96.540.500-3	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	11.762	0	0	0
MINERA COPIAPO	96.623.750-3	COMM.ON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	4.663.117	0	0	0
ALIMENTOS NACIONALES S.A.	96.587.510-7	COMMON ADM.	TRADE DEBTORS	49.889	42.279	0	0
PESQUERA BAHIA CORONEL S.A.	96.657.460-7	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	131.651	0	0	0
AGRICOLA PICHILEMU LTDA.	78.776.810-5	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	236.364	0	0	0
INVERSIONES CULENAR	88.163.300-0	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	2.060.271	0	0	0
SALMONES Y PESQUERA NACIONAL	96.850.700-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	565.631	0	0	0
IMPRESOS LOMA BLANCA S.A.	96.574.110-0	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	325.129	0	0	0
SCM.CIA.DE SALITRE Y YODO I REG.	96.630.310-7	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	75.296	0	0	0
PESQUERA BAHIA CORONEL	96.657.460-7	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	78.000	0	0	0
MERCANTIL CIDEF S.A.	96.680.010-0	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	264.940	0	0	0
SALMONES DE CHILE S.A.	96.914.410-7	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	189.485	0	0	0
SOC.AGRICOLA LAS CRUCES S.A.	78.791.770-4	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	177.033	0	0	0
ESPARRAGOS VALDIVIA	79.838.780-4	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	145.717	0	0	0
UMS	96.509.820-8	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	4.977.013	0	0	0
AGRICOLA PICHILEMU LTDA.	78.776.810-5	COMMON ADM.	PAYABLE INVOICES	66.487	56.345	0	0
INMOB.CONST.NACIONAL LTDA.	79.809.460-2	COMMON ADM.	PAYABLE INVOICES	512.138	434.015	0	0
IMPRESOS LOMA BLANCA S.A.	96.574.110-0	COMMON ADM.	PAYABLE INVOICES	76.362	64.713	0	0
UMS	96.509.820-8	COMMON ADM.	PAYABLE INVOICES	713.192	604.400	0	0
PESQUERA BAHIA CORONEL	96.657.460-7	COMMON ADM.	PAYABLE INVOICES	43.832	37.146	0	0

07. INVENTORIES

At December 31, 2002 and 2001, the structure of the inventories item is the following:

Items	2002	2001
	M$	M$

Goods	10.366.430	12.523.763
In transit imports	29.150	432.940

Total	10.395.580	12.956.703

08. Income and Deferred Taxes

Deferred Taxes

ITEMS	31-12-2002				31-12-2001
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORAL DIFFERENCES
Provision for bad debts	64.734	41.448	0	0	5.614	22.456	0	0
Deferred income	0	0	0	0	0	0	0	0
Holidays provisions	0	0	0	0	53.650	0	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	0	22.068	14.898	0	28.163	112.653	0	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed Assets Depreciation	0	0	184.071	776.113	0	0	373.483	1.566.741
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	45.080	0	0	0	25.292	2.348	0	0
Tax losses of the period	17.449	7.796.729	0	0	0	1.144.597	0	0
Accumulated tax losses	0	0	0	0	0	0	0	0
Profit from Leaseback difference	133.637	248.531	0	0	9.990	260.303	0	0
Prepaid Expenses	0	0	78.493	0	0	0	153.163	0
Difference exchange rate	0	0	0	0	2.282.492	0	0	0
OTHER
Related Accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	0	0	0	0	0	0	0

TOTALS	260.900	8.108.776	277.462	776.113	2.405.201	1.542.357	526.646	1.566.741

8. INCOME AND DEFERRED TAXES

Income Tax

Items	31-12-2002	31-12-2001

Current tax expenses (tax provision)	0	0
Tax expenses adjustment (previous business year)	0	0
Effect by assets or liabilities due to deferred tax of period	-726.092	1.591.620
Tax benefits due to tax losses	6.317.842	1.144.597
Effect due to amortiz. of related acc. of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	5.591.750	2.736.217

09. OTHER CURRENT ASSETS

At December 31, 2002 and 2001, the following concepts are shown under this item:

Items	2002	2001
	M$	M$

Debtors balance for sale of business in Argentina	0	0
Leasing and Insurance deferred VAT	15.945	0
Other	56.123	73.155
Payment into court of KFW debt	0	0
Customer Duty	23.204	6.727
Total	95.272	79.882

10. FIXED ASSETS

At December 31, 2002 and 2001, within the fixed assets the following balances are included. Its information is the following:

Fixed Assets

ITEMS	2002 M$			2001 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	45.116.571	0	45.116.571	49.028.082	0	49.028.082222222
Construction and infrastructure works	64.964.115	(5.491.327)	59.472.788	66.905.804	(4.736.434)	62.169.370
Machinery and equipment	22.214.130	(6.521.485)	15.692.645	30.638.803	(12.918.079)	17.720.724

Other Fixed Assets

Furniture and Fixtures	4.278.438	(1.763.394)	2.515.044	8.578.580	(5.229.654)	3.348.926
Facilities	11.620.041	(3.526.437)	8.093.604	11.571.222	(3.833.675)	7.737.547
Works in progress	1.959.486	0	1.959.486	2.233.118	0	2.233.118
Assets in Leasing	19.414.317	(1.553.202)	17.861.115	19.464.059	(965.590)	18.498.469
Other Fixed Assets	0	0	0	0	0	0

Totals	169.567.098	(18.855.845)	150.711.253	188.419.668	(27.683.432)	160.736.236

Assets in Leasing

Leasing Company	Assets	Amount M$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	Sm La Reina	1.579.697	237	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	186.657	37	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	5.249	35	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	7.401	35	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	8.681	35	10-04-05	US$+TIP
Cit Leasing Chile Ltda.	Computational Equipment	17.029	48	04-03-04	US$+TIP
Renta Nacional Cia. De Seg. De Vida S.A.	Sm Florida	17.452.092	300	05-12-25	UF+TIP
Hewlett Packard S.A.	Computational Equipment	504	35	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	69.121	35	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	155.595	35	10-04-05	US$+TIP
Hipermerc Argentina	Computacional Equipment	139.400	29	30-03-03	US$+TIP
HSBC Bank USA	Machinery and Equipment	29.079	36	01-01-03	UF+11,4%
Santiago Leasing S.A.	Machinery and Equipment	36.537	49	01-09-03	UF+10%
Hewlett Packard S.A.	Computational Equipment	1.508	37	26-01-03	US$+9,8%
Deferred Profit Lease Back Sm. Florida		1.827.435

Totals		17.861.115

  Investments in Related Companies

Breakdown of Investments

The breakdown of investments in related companies is the following:

RUT	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001
96621750-2	SMAC Ltda	CHILE	PESOS	0	0,0000	0,0000	0	0	0	0	0	0	0	0	0	0	0	0

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin N 42 of the Association of Chilean Accountants, essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

  Lower value of Supermercados Hipermarc S.A.

  On December 20, 1999, to Celimar Internacional S.A. (minority shareholder of Supermercados Hipermarc S.A.) was bought its participation in this company on the amount of US$21.000.000.- This amount corresponds to 16,32675% of the company's equity. This operation generated a lower book value of M$9.088.538 (historic figure)

  Lower value of Inmobiliaria de Supermercados S.A.

  On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company on the amount of M$ 11.500.977. (historic figure), augmenting its participation at 99.999%. At the closing of ISSA's financial statement the fixed assets are included at its original value, without considering the expertise appraisal done when ISSA was set-up. Therefore, under the item lower value of the investment it had to be amortized the shares purchase of ISSA S.A. the value paid to third parties when the company was acquired. Considering in its equity the assets previously assessed, this operation generated a lower value of M$ 7.634.664.- (historic figure).

  Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August, 1998. At that date, its firm name was Inversion Nacional S.A. that afterwards was modified to the present Unimarc Abastecimientos S.A. Currently, this company works as a warehouse of merchandise for the sale in supermarkets.

The breakdown of this item is the following:

12. LOWER AND HIGHER VALUE OF THE INVESTMENT

Lower Value

RUT.	COMPANY	31-12-2002		31-12-2001
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

88486800-9	Interagro Comercio y Ganado S.A.	0	0	3.791	0
96621750-2	Supermercados Hipermerc S.A.	707.301	8.736.447	707.356	9.448.102
96799180-5	Inmob. De Supermercados S.A.	448.333	6.127.211	448.332	6.575.543
94146000-3	Comercial Las Dalias S.A.	0	0	5.228	0
88637400-9	Unimarc Abastecimientos S.A.	85.307	1.314.444	84.809	1.399.552
96898490-k	Administradora Unimarc S.A.	23.034	413.614	23.012	437.224
96898500-0	Servicios Unimarc S.A.	0	0	33.391	0
96798240-7	Administradora Unimarc Sur S.A.	0	0	7	0
96797780-2	Servicios Unimarc Sur S.A.	0	0	3	0
96800910-9	Publicidad y Promoc. Unimarc S.A.	27	427	0	0
96619940-1	Transporte Santa Maria S.A.	34	548	0	0
87.678.100k	Comercial Unimarc S.A.	335	2.988
Total		1.264.371	16.595.679	1.305.929	17.860.421

Higher Value

RUT.	COMPANY	31-12-2002		31-12-2001
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

96785510-3	Inmobiliaria y Constructora S.A.	45	4.372	50	4.703
96913160-9	Servicios Generales S.A.	0	0	5	0
86.360.5008	Adm. De Supermercados S.A.	4.696	41.952	0	0

Total		4.741	46.324	55	4.703

13. OTHERS (ASSETS)

At December 31, 2002 and 2001, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following breakdown:

Items	2002	2001
	M$	M$
Warranties	451.101	687.128
Computational System Project	1.011.633	1.343.437
Other Taxes to be Recovered from Subsidiary in Argentina	583.107	964.444
Other Long-Term Assets	172.925	295.809
Total	2.218.766	3.290.818

  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

  Short-Term

  At December 31, 2002 and 2001, the breakdown of the in force obligations with banks and financial institutions is the following:

  Short Term Bank And Financial Institutions Obligations

  Short Term Bank And Financial Institutions Obligations
RUT	BANK OR FINANC. INSTIT.	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENES		OTHER FOREIGN CURRENCIES		UF
		31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001
Short Term (code 5.21.10.10)
97.041.000-7	BANCO BOSTON	16.187.886	15.554.361	0	0	0	0	0	0	0	0	0	0	16.187.886	15.554.361
96.621.750-2	BANCO DO BRASIL	0	0	0	0	0	0	0	0	1.508.700	3.883.596	735.556	0	2.244.256	3.883.596
97.036.000-K	BANCO DE SANTIAGO	0	0	0	0	0	0	0	0	0	1.157.566	1.116.656	0	1.116.656	1.157.566
97.051.000-1	BANCO DEL DESARROLLO	2.885.844	5.049.631	0	0	0	0	0	0	0	1.393.954	632.797	0	3.518.641	6.443.585
96.621.750-2	SUDAMERIS	0	168.609	0	0	0	0	43.904	0	0	0	0	0	43.904	168.609
96.621.750-2	LLOYDS BANK	0	101.165	0	0	0	0	79.820	0	0	0	0	0	79.820	101.165
97.032.000-8	BHIF	0	0	0	0	0	0	0	0	256.358	0	0	0	256.358	0
96.621.750-2	BANCO ONE	0	1.800	0	0	0	0	0	0	0	0	0	0	0	1.800
96.621.750-2	SANTIAGO FACTORING	0	0	0	0	0	0	0	0	0	0	0	1.291.612	0	1.291.612
96.621.750-2	HISPANOAMERICANO	83.166	0	0	0	0	0	0	0	0	0	0	0	83.166	0
	Other	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	19.156.896	20.875.566	0	0	0	0	123.724	0	1.765.058	6.435.116	2.485.009	1.291.612	23.530.687	28.602.294
	Debt Capital Amount	19.129.840	20.442.225	0	0	0	0	78.843	0	1.687.881	6.333.341	2.439.389	1.291.615	23.335.953	28.067.181
	Annual Average Interest Rate	6.5	9	0	0	0	0	6.0	0	8.1	9	0	0
Long Term (code 5.21.10.20)
97.032.000-8	BHIF	0	0	0	0	0	0	0	0	0	208.974	0	0	0	208.974
97.032.000-8	CORP BANCA	0	0	0	0	0	0	0	0	476.173	450.752	0	0	476.173	450.752
97.015.000-5	SANTANDER	0	0	0	0	0	0	0	0	0	651.518	0	0	0	651.518
96.621.750-2	KFW	32.842	661.835	0	0	0	0	0	0	0	0	0	0	32.842	661.835
96.621.750-2	HIPANOAMERICANO	0	101.222	0	0	0	0	0	0	0	0	0	0	0	101.222
96.621.750-2	EXPORT-IMPORT BANK	152.921	176.328	0	0	0	0	0	0	0	0	0	0	152.921	176.328
96.621.750-2	SOCIETE GENERALE	0	389.277	0	0	0	0	376.874	0	0	0	0	0	376.874	389.277
97.018.000-1	SCOTIABANK	0	0	0	0	0	0	0	0	40.750	38.332	0	0	40.750	38.332
96.621.750-2	SUDAMERIS	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Other	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	185.763	1.328.662	0	0	0	0	376.874	0	516.923	1.349.576	0	0	1.079.560	2.678.238
	Debt Capital Amount	145.392	1.188.010	0	0	0	0	169.583	0	496.408	1.289.077	0	0	811.383	2.477.087
	Annual Average Interest Rate	6,5	6,5	0	0	0	0	0	0	0	0	0	0

Percentage of Obligations in foreign currency (%)			80,6000
Percentage of Obligations in national currency (%)			19,4000

  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

Long-Term

At December 31, 2002 and 2001 , the breakdown of the in force obligations with banks and financial institutions is the following:

Long-Term Bank and Financial Institutions Obligations
RU,T	BANK OR FINANCIAL INSTITUTIONS	YEARS TO MATURE							CURR.PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		INDEX OF READJ.	MORE THAN 1	MORE THAN 2	MORE THAN 3	MORE THAN 5	MORE THAN 10 YEARS		TOTAL LONG TERM AT FINAN STATEM.CLOSING	AVERAGE ANNUAL INTEREST RATE	TOTAL LONG-TERM AT FINAN. STATEM. CLOSING
		CURRENCY	UP TO 2	UP TO 3	UP TO 5	UP TO 10	AMOUNT	TERM
97.023.000-9	CORP BANCA	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	485.976	517.401	1.137.957	749.423	0	0	2.890.757	8.5	3.348.377
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.051.000-5	SANTANDER	DOLLARS	256.087	540.629	1.081.258	2.703.145	540.634	11	5.121.753	6.8	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	331.124
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	KFW	DOLLARS	0	0	0	0	0	0	0	0	5.471.415
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	HIPANOAMERICANO	DOLLARS	0	0	0	0	0	0	0	0	75.088
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	EXPORT-IMPORT BANK	DOLLARS	80.484	0	0	0	0	0	80.484	4.95	109.197
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
97.018.000-1	SUD AMERICANO	YENES	0	0	0	0	0	0	0	0	0
		U.F.	40.071	42.881	9.988	0	0	0	92.940	8.0	133.062
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	DOLLARS	0	0	0	0	0	0	0	0	708.155
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		U.F.	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	89.031	75.253	0	0	0	0	164.284	6.0	0
96.621.750-2	SUDAMERIS	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ.$	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
TOTALS			951.649	1.176.164	2.229.203	3.452.568	540.634		8.350.218	0	10.176.418

Percentage of Obligations in foreign currency (%)	64.3000
Percentage of Obligations in national currency (%)	35.7000

16. PROVISIONS AND PENALTIES

Penalties

Concerning penalties, they do not exist in the parent company and its subsidiaries to the end of the period of these financial statements.

Provisions

At December 31, 2002 and 2001, the breakdown of this item is the following:

Items	2002	2001
	M$	M$

Holidays Provisions	438.089	305.744
Expenses Provisions	151.291	147.566
Judgement Provisions	270.689	235.252
Other	488.548	236.580

Total	1.348.617	925.142

17. OTHER LONG-TERM LIABILITIES

This item corresponds to the income received in advance for the 10 years rental of the Supermarkets premises in Argentina. During the year 2002, the amount to be accrued is shown under the current liabilities in the item Income received in advance.

Items	Short-Term		Long-Term
	2002	2001	2002	2001
	M$	M$	M$	M$

Income received in advance (Hipermarc)	267.745	476.072	1.399.063	3.094.457

Total	267.745	476.072	1.399.063	3.094.457

  MINORITY INTEREST

The following amounts are shown below this item: M$ 81.079.- and M$ 85.372.- at December 31, 2002 and 2001, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following detail:

Company	Percentage of Share		Amount
	2002	2001	2002	2001
	%	%	M$	M$

Administradora de Supermercados S.A.	0,064	0,064	6.144	6.578
Transportes Santa Maria S.A.	2	2	(143)	5.153
Comercial Sm Santiago S.A.	1	1	2.996	3.296
Unimarc Organizacion y Serv. S.A.	0,045	0,045	22.475	17.213
Inmobiliaria y Supermercados S.A.	0,00004	0,00004	9	17
Inmobiliaria y Constructora S.A.	48,92	48,92	49.594	53.114
Supermercados Hipermarc S.A.	0,00001	0,00001	3	1

Total			81.078	85.372

19. CHANGES IN THE EQUITY

The equity variations of the 2002 and 2001 periods are:

Variations of other reserves item:

It correspond to equity variations registered by Unimarc Organizacion y Servicios S.A. subsidiary which amounted to M$ 1.447.582.- and M$ 468.773.- at September 30, 2002 and 2001, the investments was kept in a foreign subsidiary (Supermercados Hipermarc S.A.) according to the provisions indicated in the Technical Bulletin N 64 of the Association of Chilean Accountants, regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC and Dollar.

19. Changes in the Equity

Changes in the Equity

ITEMS	31-12-2002									31-12-2001
	PAID IN CAPITAL	CAPITAL REVAL. RESERVES	SHARE PREMIUM	OTHER RESERVES	FUTURE DIVIDENDS RESERVES	ACCUMUL. PROFIT OR LOSS	INTERIM DIVIDENDS	PERIOD RESULT	PAID- IN CAPITAL	CAPITAL REVAL. RESERVES	SHARE PREMIUM	OTHER RESERVES	FUTURE DIVIDENDS RESERVES	ACCUM. PROFIT / LOSS	INTERIM DIVIDEND	PERIOD PROFIT/ LOSS
Opening balance	54.246.581	0	27.746.448	1.105.275	0	24.059.527	0	385.491	52.615.500	0	26.912.171	617.364	0	23.262.876	0	104.313
Previous period profit or loss distribut.	0	0	0	0	0	385.491	0	-385.491	0	0	0	0	0	104.313	0	104.313
Previous period final dividend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0
Profits and/or reserves capitalization	0	0	0	-13.443	0	0	0	0	0	0	0	0	0	0	0	0
Period of Develop. Accum. Deficit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Accum.Readjust. due to translation Diff.	0	0	0	1.447.582	0	0	0	0	0	0	0	468.773	0	0	0	0
Equity Revaluation	01.627.397	0	832.394	33.158	0	730.112	0	0	1.631.081	0	834.277	19.138	0	724.383	0	0
Period Profit or Loss	0	0	0	0	0	0	0	-311.982	0	0	0	0	0	0	0	385.491
Interim Dividends	0	0	0	0	0	-115.648	0	0	0	0	0	0	0	-32.045	0	0
Closing Balance	55.873.978	0	28.578.842	2.572.572	0	25.059.482	0	-311.982	54.246.581	0	27.746.448	1.105.275	0	24.059.527	0	385.491
Updated Balances	0	0	0	0	0	0	0	0	55.873.978	0	28.578.841	1.138.433	0	24.781.313	0	397.056

19. CHANGES IN THE EQUITY

Number of Shares

SERIE	NUMBER OF SUBSCRIBED SHARES	NUMBER OF FULL-PAID SHARES	NUMBER OF VOTING SHARES
UNIQUE	1.261.849.619	1.261.849.619	1.261.849.619

Capital (amount-M$)

SERIE	SUBSCRIBED CAPITAL	PAID-IN CAPITAL
UNIQUE	55.873.978	55.873.978

  OTHER NON-OPERATING INCOME AND EXPENSES

  At December 31, 2002 and 2001, the breakdown of this item is formed as follows:

  Other non-operating income
Items	2002 M$	2001 M$

Hipermarc Income	145.248	398.695
Premises rentals	7.135	0
Cash balance surplus	28.831	32.860
Profits from other assets sale	263.127	11.201
Other non-operating income	53.866	60.100
Debt Inverraz S.A.	1.877.558	0
Total	2.375.765	502.856

  Other Non-operating Expenses
Items	2002 M$	2001 M$

Penalties and sanctions	28.730	116.263
Cash account shortage	9.353	25.523
Loss on other assets sale	1.032.339	6.968
Other non-operating expenses	4.653	241.374
Difference of exchange	7.367	6.016

Total	1.082.442	396.144

  MONETARY CORRECTION

  Monetary correction

ASSETS (CHARGES/CREDITS)	READJUSMENT INDEX	31-12-2002	31-12-2001

INVENTORIES		$0	0
FIXED ASSETS		$1.987.458	3.007.311
INVESTMENTS IN RELATED COMPANIES		$476.085	577.879
OTHER CURRENT ASSETS		$0	0
RELATED COMPANIES ACCOUNTS		$842.740	0
OTHER NON-MONETARY ASSETS		$50.949	171.664
COSTS AND EXPENSES ACCOUNTS		$926.650	35
TOTAL (CHARGES) CREDITS		4.283.882	3.756.889

LIABILITIES (CHARGES)/CREDITS

EQUITY		$-3.223.062	-3.304.372
RELATED COMPANIES ACCOUNTS	$, UF	-27.436	0
BANK OBLIGATIONS	UF	-160.970	-409.782
MINORITY INTEREST		$786.992	150.450
NON-MONETARY LIABILITIES	$, UF	-1.021.615	-590.613
INCOME ACCOUNTS		$-1.125.447	-128.646
TOTAL (CHARGES) CREDITS	-	-4.771.538	-4.282.963

(LOSS) PROFIT DUE TO PRICE-LEVEL RESTATEMENT		-487.656	-526.074

  EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		31-12-2002	31-12-2001
Assets (Charge) Credit
Related Co. Acc. Receivable	Dollar	0	4.771.377
Result by Argentinean subsidiary translation	Dollar	0	0
Other non-monetary assets	Dollar	82.977	19.483
Related Co. Acc. Receivable	$ Argentine	9.927.274	1.885.062
Total (Charges) Credits		10.010.251	6.675.922
LIABILITIES (CHARGES) CREDITS
Bank Obligations	Dollar	-1.790.497	-2.769.438
Other non-monetary liabilities	Dollar	-1.101.241	-533.839
Total (Charges) Credits		-2.891.738	-3.303.277

(Loss) Profits due to Exchange rate differences		7.118.513	3.372.645

23. CONTINGENCIES AND RESTRICTIONS

(a) Direct Commitments

a.1 BBVA BHIF Bank

The balance of the obligation at December 31, 2002 is M$ 256.358, which creditor is BBVA Banco BHIF. The obligation claimed corresponds to the balance of the original credit amounting to 55.776. unidades de fomento (U.F.: Indexed Units) of capital at April 27, 1991. According to the banking institution, from this amount, two shares are debited with maturity date December 29, 2000 and 2001 on the amount of 5.577,60 unidades de fomento (Indexed Units) each one, of capital. These debts accrue a floating interest rate of TIP + reserve +2.5 points. The problem arises when Supermercados Unimarc S.A. considered this debt as finished offsetting it with the results of the Adjustment Account agreed on July 23, 1989, originated by the sale of the ex Banco Nacional shares to the Said Group. The bank today named BBVA Banco Bhif was in charge of these obligations, which have not been fulfilled. Though the Bank is obliged to, it has not render accounts of the administration of the credits included in the Adjustment Accounts, originating the lawsuit.

The item mortgaged are a set of vehicles (trucks and vans) of property Transportes Santa Maria S.A., an associated company. Up to date, the credit appears as unfulfilled because of the controversy between such Bank and the Inverraz Group regarding the differences between the parties about the balance of the price in the sale of the ex Banco Nacional, which steps are being followed at an arbitral court.

On the other hand, currently there are several lawsuits between BBVA Banco BHIF and the companies of the Errazuriz Group. The origin is the acquisition of the ex Banco Nacional and the rearrangement of the debts of several companies, among which is Supermercados Unimarc S.A.

The complaints regarding the financial claim by the selling companies of the ex Banco Nacional, including Supermercados Unimarc S.A. are following the proceedings before the arbitrators Messrs. Samuel Lira Ovalle and Arnaldo Gorziglia Balbi. All these complaints are following their corresponding steps with the exception of ten of them which award has favored the companies of the Errazuriz Group. The verdict stipulates the Bank has to additionally pay amounts higher than U.F. 50.000. As far as the Bank concern it appears claiming a summary proceeding on the amount of MS$183.336. This claim has been opposed with the payment exemptions and compensations agreed by a contract. Besides, during the month of November, 2000 such Bank did not accept the procedure of payment into court, though the proceeds of arbitral suits should be addressed to pay such obligations. In this summary proceeding was delivered an executive and attachment mandate that affected the property located in Manquehue street. This does not affect the normal operation of the supermarket. Such attachment corresponds to the direct effect of the presentation of an executive suit and this executive suit will have to be released.

(i) Complaints that are following their proceedings at the Arbitral seat:

Currently, there are 27 complaints - Arbitral Notebooks: each notebook carries the name of Notebook N 1 to 27, plus a Book Notebook and other one named Main Notebook. The 27 arbitral notebooks and the main notebook have their origin in the non-payment of the Ex-Banco Nacional shares price, sale done according to the shares sale contract dated July 23rd, 1989, subscribed before the Notary Public Mr. Andres Rubio Flores. The Book Notebook has its origin in the publication, issue and distribution of the book "The Secrets of Fra Fra" done by the executives and Directors of the BBVA Banco Bhif Bank. The publication, issue and distribution of this book were forbidden by judicial resolution. This lawsuit pursues the indemnity for the damages of the publication.

(ii) The legal statue or stage of each notebook is the following:

Notebook N1, award.

Notebook N2, award.

Notebook N3, award.

Notebook N4, award.

Notebook N5, award.

Notebook N6, award.

Notebook N7, favorable award.

Notebook N8, the final award is pending.

Notebook N9, award.

Notebook N10, award.

Notebook N11, stage of proof.

Notebook N12, award.

Notebook N13, stage of proof.

Notebook N14, stage of proof.

Notebook N15, stage of proof.

Notebook N16, it is pending for citation to hear the judgment.

Notebook N17, award.

Notebook N18, in stage of proof

Notebook N19, in stage of proof.

Notebook N20, in stage of proof.

Notebook N21, in stage of proof.

Notebook N22, in stage of discussion.

Notebook N23, in stage of discussion.

Notebook N24, in stage of discussion.

Notebook N25, in stage of discussion.

Notebook N26, in stage of discussion

Notebook N27, in stage of discussion

Book Notebook, is in the stage to receive the cause for proof.

Main Notebook, it is a pre-judicial measure. It is under ordinary proceeding.

(iii) Regarding the amounts involved.

In the complaints pursue before the Arbitrator Judges, the overall addition amounts to U.F. 1.240.250 (Indexed Units), plus interests and readjustments.

a.2 Scotiabank Sud Americano

Mortgage Guarantee in favor of a credit granted by Scotiabank Sud Americano for buildings and constructions of Supermarket Viña San Martin. Its net book value is M$503.801 for the credit amounting to M$133.690, at December 31, 2002.

a.3 Corp Banca

Mortgage guarantee over Supermarkets Maipu I, Maipu II and Manuel Montt, property of associated company Inmobiliaria de Supermercados S.A., which book values amounts to M$ 1.654.170, M$ 2.737.984 and M$ 1.187.211, respectively. The guarantee is for the credits granted by Corp Banca amounting to M$3.366.930 at December 31, 2002.

a.4 Banco del Desarrollo

On December 31, 2002 the subsidiary company, Inmobiliaria de Supermercados S.A. gave a mortgage over its real estate called Concepcion and Cordillera. This operation was done to guarantee to Banco del Desarrollo the obligations of Supermercados Unimarc S.A. and its subsidiaries has or will have in the future. The book values of each one is the amounts to M$ 2.474.247 and M$ 3.386.887, respectively. The guarantee is for the credits granted by Banco del Desarrollo amounting to M$632.797 as December 31, 2002.

a.5 BankBoston Bank

At the closing date of these financial statements, the credit on the amount of US$22.526.664 is fully in force and the payment of its interests is updated.

On December 29, 1998, related with this debt, the company gave as warrantee some forestry assets which owners are related companies, through common owners, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Ltda. (before Forestal Regional S.A.). Their partners, in each case, approved the terms of these warrantees as well as the corresponding Shareholders' Extraordinary Meetings of these companies. Additionally, the top Management of the Company, is negotiating this debt to reasonable terms, pursuant to was originally agreed.

a.6. Kreditanstalt für Wiederaufbau (KFW)

On June 11, 2002, the German Bank Kreditanstalt Fur Wiederaufbau (KFW) request the bankruptcy of Supermercados Unimarc. Such request has been brought through Law of Bankruptcy in Chile N 18.175, before the Seventh Civil Court of Santiago, under the serial number 2558-2002. The KFW requested the bankruptcy for unpaid promissory notes on the amount of US$2 million.

The current stage of the lawsuit is finished, due an Agreement called "Transaction Agreement and Action Waiving" ( )", signed as October 23, 2002 between both parties, which was authorized by the Judge of Civil Court of Santiago.

As an Agreement, Supermercados Unimarc S.A. y KFW signed two Rescheduling Agreements, that rescheduling the loans, and the balances as December 31, 2002, the amounting is US$ 7,2 millions.

As a warranty was given a part of the set of goods imported under these credits, namely cold storage and bakery equipment, illumination equipment, shelves, check-out, air-conditioning equipment and supermarket carriages, that are contain in the next invoices:

Invoice 56-5184-0001-01 CCC Machinery G., items of property Linde brand

Invoice 56-5184-0001-02 CCC Machinery G., items of property Linde brand

Invoice 56-5184-0001-03 CCC Machinery G., items of property Linde brand

Invoice 56-5184-0001-04 CCC Machinery G., items of property Linde brand

Invoice 56-5184-0007-01 CCC Machinery G., items of property AEG Lichttechnik brand

Invoice 56-5184-0008-01 CCC Machinery G., items of property AEG Lichttechnik brand

Invoice 56-5184-0005-01 CCC Machinery G., items of property Cefla brand

Invoice 56-5184-0005-02 CCC Machinery G., items of property Cefla brand

Invoice 56-5184-0003-01 CCC Machinery G., items of property Miwe brand

Invoice 56-5184-0002-01 CCC Machinery G., items of property Trane Export LLC brand

Invoice 56-5184-0017-01 CCC Machinery G., items of property Artok brand

  Guarantees received from third parties.

b.1. Banco Do Brasil

With the purpose to guarantee the loans granted for Banco do Brasil, the subsidiaries companies Inverraz Ltda., Salmones y Pesquera Nacional S.A. (before Pesquera Nacional S.A.), Sociedad Contractual Minera Cosayach I Region, Pesquera Bahia Inglesa S.A. y Fruticola Viluco Ltda., mortgage real estate of their property. The guarantee is for the credits granted by Banco do Brasil amounting to M$ 2.244.256 at December 31, 2002. The real estate gave in guaranty are Land Zapallar, P.A.M. Javier, P.A.M. Matias, P.A.M. Carolina III, Estacamentos Kerima y La Palma, and 58 piece of ground of Land Viluco.

b.2 BBVA Banco BHIF

Besides the guaranty gave for Transportes Santa Maria S.A., the associated company Comercial Maule S.A., gave a group of vans for guaranty the debt of Supermercados Unimarc with that Bank.

(c) Indirect Commitments

c.1. Warranties of personal type granted by the company for US$ 13.688.889 and for US$ 25.230.328, jointly with others related companies, which are guarantors of the same obligations, was granted and is relevant in the case it is missing or it is impossible to execute the warrantee with respect to one or more of the guarantors, for the obligations attributable to that one or those missing guarantors in favor of Inversiones Errazuriz Ltda. (Inverraz Ltda.) to bail its obligations with the State Street Bank and Trust Company.

On March 25, 2001, Inverraz Ltda. has informed that the creditor file legal action in U.S.A. court regarding these two obligations. The counsels of Inverraz Ltda inform there are pending appeals with respect to the resolutions instructed by the judge in charge of the preliminary stage, who follows the process in the U.S.A. The counsels of the company are analyzing these appeals. At the date of this financial statements, the counsel in charge of this process inform a Inverraz Ltda. that wait the designation of State Circuit that corresponding for present these appeals.

c.2. On December 31, 1998, the Company becomes co-debtor and surety of the obligations assumed by Inmobiliaria y Constructora Nacional S.A., in order to warrantee its obligations with Banco Santiago amounting to M$ 6.444.908, as December 31, 2002. The purpose is to finance the construction of supermarkets for Supermercados Unimarc S.A.

Likewise, on July 16, 1998, the property of Inmobiliaria de Supermercados S.A., the real estate named Providencia, was given as a guarantee in order to guarantee Banco Santiago, present or future obligations that Inmobiliaria y Constructora Nacional S.A. may acquire for an amount up to US$1.000.000.

c.3. On October 10, 1998, the company becomes a co-debtor and surety of the obligations assumed by Inmobiliaria y Constructora Nacional S.A., in order to warrantee its obligations with Corp Banca amounting to M$3.420.177.

c.4. On December 22, 1983, the Company becomes guarantor of Holandaus NV for the debts it has with BBVA Banco Bhif. The asset involved, named Supermercado Manquehue, has a value of M$ 2.877.879 as December 31, 2002, and the Holandaus NV debts to that date amounted to M$ 288.487.

(d) Other Commitments

d.1. In the Board of Directors' Meeting dated December 15, 1998, it was agreed to guarantee the obligations of Supermercados Hipermarc S.A., subsidiary in Argentina, had contracted or could contract in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount up to $362.766 (Argentinean pesos).

d.2. On June 10, 1999, the subsidiary Supermercados Hipermarc S.A. signed a financing and possession Agreement with Nai International II, Inc (Branch in Argentina) and Nai International II, Inc. The agreement consists of the construction and exploitation of two movie theatre centers for the Belgrano and Quilmes Multicenter, with 10 and 8 movie rooms, respectively. For this purpose, it was agreed a loan granted by Nai International II, Inc. for such construction. The figure currently amounts to $7.300.270 (Argentinean pesos) to be paid during the 12 years period of concession. This loan will accrue an agreed interest at the Libor rate plus 1,5%. Supermercados Unimarc S.A. guaranteed such loan until the loan is settled. On September 2002, it was signed and antichresis right in rem, for guarantee the use of the movies by a period of 12 years, from the opening up to July 2012.

d.3. On July 10, 2000, the subsidiary Supermercados Hipermarc S.A. entered into a loan of consumable property with mortgage guarantee with Banco Societe Generale S.A. for an amount of US$ 753.060,77 as December 31, 2002, to be paid in a period of 5 years. The actual right granted to such institution corresponds to the following properties: Avda. Rivadavia N5751/5/63, Avda. Rivadavia N 5765/67/69, Yerbal N 1144/46, Yerbal N1160/62 and Avda. General Roca N 555/57, part of the municipality of Vicente Lopez, province of Buenos Aires. This debt is being renegotiated with the Banco Societe Generale S.A., for which Supermercados Hipermarc S.A. has offered to cancel the total debt by means of the transfer to the Bank of a part of the assets that guarantee it.

Additionally, with Sofital S.A.F. e I was signed a trust fund agreement to guarantee the above mentioned mortgage loan by virtue of which the corresponding collections of the lease agreement signed with Bowling Billiards Operation S.A., at the Belgrano Multicenter are transferred.

(d.4) Export-Import Bank

In August of 1998, the State Street Bank granted a financing to suppliers of Supermercados Unimarc S.A. amounted to US $808.996,78 This financing has a credit insurance granted by the Export-Import Bank of the United States, Eximbank, which was exercised by the State Street Bank when not consenting this Bank to our request of reprogramming of the debts. Considering the above mentioned Eximbank paid the debt to the State Street Bank and in this moment it is reprogrammed the payment of this debts with Eximbank. As December 31, 2002, the debt is normally paid, and the balance is $ 233 million.

(d.5) Corp Banca

On November 16, 1999, before the Notary Eduardo Pinto Peralta, the group company Inmobiliaria de Supermercados S.A., gives as mortgage the property known as Land Arturo Prat-Concepcion, which book value is M$ 2.675.508, as December 31, 2002. The reason is to bail the banking obligations that the company Inmobiliaria y Constructora Nacional S.A, currently keeps or may acquire in the future with Corp Banca for a capital amount of UF 200.000 (Indexed Units).

( d.6) On June 14, 2002, before the Notary Enrique Tornero Figueroa, the group company Inmobiliaria de Supermercados S.A. gives as mortgage to Inmobiliaria y Constructora Nacional S.A. the real estates named Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna and the land Arturo Prat-Concepcion. The reason is to guarantee to Inmobiliaria y Constructora Nacional S.A. the accurate, complete and timely fulfillment of all and any of the obligations that Inmobiliaria de Supermercados S.A. owes or will owe to it directly or indirectly in the future.

(d.7) On June 25, 2002 the group company Interagro Comercio y Ganado S.A. signed a General Mortgage to guarantee Inversiones Culenar S.A. the accurate, complete and timely fulfillment of all and any of the obligations that such company may owe.

(e) Labor law actions

The subsidiary companies keep several labor disputes with ex employees. For this reason, provisions have been made on the amount of M$270.689 that covers the overall disbursement, that in the opinion of the legal advisors consider the maximum risk for the companies.

23. Contingencies and Restrictions

Direct Guarantees
CREDITOR OF THE GUARANTEE	DEBTOR		TYPE OF GUARANTEE	ASSETS INVOLVED		PAYMENTS PENDING BALANCES AT FINANCIAL STATEMENT CLOSING DATE		RELEASE OF GUARANTEES
	NAME	RELATIONSHIP		TYPE	BOOK VALUE	31-12-2002	31-12-2001	31-12-2003	ASSETS	31-12-2004	ASSETS	31-12-2005	ASSETS
CORP BANCA	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL ESTATE	2.737.984	3.366.930	3.799.129	0	0	0	0	0	0

BHIF	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL ESTATE	2.846.847	256.358	208.974	0	0	0	0	0	0

SCOTIABANK	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL ESTATE	499.803	133.961	171.399	0	0	0	0	0	0

SANTIAGO	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL ESTATE	10.792.725	1.116.656	1.157.566	0	0	0	0	0	0

Contingencies and Restrictions

Indirect Guarantees
CREDITOR OF THE GUARANTEE	DEBTOR		TYPE OF GUARANTEE	ASSETS INVOLVED		PAYMENTS PENDING BALANCES AT FINANCIAL STATEMENT CLOSING DATE		RELEASE OF GUARANTEES
	NAME	RELATIONSHIP		TYPE	BOOK VALUE	31-12-2002	31-12-2001	31-12-2003	ASSETS	31-12-2004	ASSETS	31-12-2005	ASSETS
0	0	0	0	0	0	0	0	0	0	0	0	0	0

24. NATIONAL AND FOREIGN CURRENCY

Assets

ITEM	CURRENCY	AMOUNT
		31-12-2002	31-12-2001
Current Assets
AVAILABLE	US$	0	10.181
PREPAID EXPENSES	U.F.	0	0
NOTES RECEIVABLE	US$	0	630.843
RELATED CO. NOTES RECEIVABLE	US$	0	0
OTHER CURRENT ASSETS	$ ARGENTINA	531.160	518.981
OTHER CURRENT ASSETS		$20.895.660	31.927.406
OTHER CURRENT ASSETS	US$	0	261.813
OTHER CURRENT ASSETS	U.F.	15.945	22.066
NOTES RECEIVABLE	U.F.	21.244	36.542
TRADE DEBTORS	US$	0	2.075.107
OTHER CURRENT ASSETS INVENTORIES	US$ US$	25.137 138.631	0 0
PREPAID EXPENSES	UF	121.205	0
Fixed Assets
FIXED ASSETS		$94.470.434	106.162.329
FIXED ASSETS	$ ARGENTINA	56.240.819	54.573.909
Other Assets
OTHER ASSETS		$13.751.657	19.816.914
OTHER ASSETS	U.F.	249.215	184.211
OTHER ASSETS	$ ARGENTINA	743.331	1.162.176
RELATED CO. NOTES RECEIVABLE	US$	11.366.586	0
LONG-TERM DEBTORS	US$	396.423	0
NOTES RECEIVABLE OTHER ASSETS	UF US$	178.618 1.674	198.587 0
Total Assets
	US$	11.928.451	2.977.944
	U.F.	586.227	441.406
	$ ARGENTINA	57.515.310	56.255.066
		$129.117.751	157.906.649

24. National And Foreign Currency

Current Liabilities

ITEM	CURRENCY	UP TO 90 DAYS				90 DAYS TO 1 YEAR
		31-12-2002		31-12-2001		31-12-2002		31-12-2001
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT. RATE
BANK OBLIGATIONS	U.F.	2.281.982	0	0	0	0	0	6.435.114	8.00
BANK OBLIGATIONS	US$	16.456.815	0	15.931.948	0	2.885.844	9,00%	6.272.278	8.00
BANK OBLIGATIONS	$ ARGENTINA	125.149	0	0	0	375.449	0	0	0
SUNDRY CREDITORS	US$	39.235	0	39.498	0	131.765	0	0	0
SUNDRY CREDITORS	US$	73.872	0	555.914	0	257.363	0	0	0
SUNDRY CREDITORS	US$	4.820	0	51.820	0	0	0	157.566	0
SUNDRY CREDITORS	UF	43.535	0	22.729	0	0	0	44.460	0
SUNDRY CREDITORS	UF	46.567	0	165.715	0	77.613	0	188.080	0
SUNDRY CREDITORS	UF	50.672	0	55.183	0	0	0	162.796	0
SUNDRY CREDITORS	NON-READJ.$	578.768	0	1.686.595	0	0	0	0	0
SUNDRY CREDITORS	NON-READJ$	19.678.429	0	16.948.117	0	0	0	9.826.861	0
SUNDRY CREDITORS	$ ARGENTINA	436.712	0	0	0	0	0	331.464	0
SUNDRY CREDITORS	US$	4.819.775	0	46.656	0	0	0	0	0
NOTES PAYABLE	$ ARGENTINA	142.428	0	0	0	0	0	997.001	0
NOTES PAYABLE	NON-READJ. $	113.713	0	269.296	0	0	0	0	0
ACCOUNTS PAYABLE	US$	168.792	0	29.181	0	0	0	0	0
RELATED CO. NOTES &ACC. PAYABLE	NON-READJ.$	779.671	0	100.098	0	0	0	243.169	0
RELATED CO. NOTES &ACC. PAYABLE	US$	758.406	0	1.999.789	0	0	0	0	0
RELATED CO.NOTES &ACC. PAYABLE	$ ARGENTINA	389.042	0	96.306	0	0	0	0	0
INCOME RECEIVED IN ADVANCE	$ ARGENTINA	63.594	0	0	0	190.781	0	0	0
OTHER LIABILITIES	$ ARGENTINA	206.379	0	475.576	0	0	0	476.073	0
OTHER LIABILITIES	NON-READJ$	2.017.303	0	1.449.619	0	0	0	0	0
OTHER LIABILITIES	US$	11.384	0	0	0	32.816	0	0	0
BANK OBLIGATIONS SUNDRY CREDITORS RELATED CO. NOTES &ACC. PAYABLE	NON-READJ$ US$ UF	2.485.008 179.777 75.523	0 0 0	2.641.193 0 0	0	0 0 235.974	0 0 0	0 0 0	0 0 0
Total Current Liabilities
	UF	2.509.663		243.627		346.403		6.830.450
	US$	22.501.492		18.654.806		3.274.972		6.429.844
	$ ARGENTINA	1.363.304		571.882		566.230		1.804.538
	NON-READJ. $	25.652.892		23.094.918		0		10.070.030

24. National And Foreign Currency

31-12-2002 Current Period Long -Term Liabilities
ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE
SUNDRY CREDITORS	U.F.	183.451	0	226.630	0	721.415	0	519.760	0
SUNDRY CREDITORS	US$	207.949	0	0	0	0	0	0	0
SUNDRY CREDITORS	US$	348.093	0	96.377	0	0	0	0	0
SUNDRY CREDITORS	US$	426.891	0	0	0	0	0	0	0
NOTES PAYABLE	NON-READJ$	4.360	0	0	0	0	0	0	0
OTHER RELATED CO. NOTES & ACC. PAYABLE	UF	1.177.452	0	1.359.740	0	2.390.463	0	12.330.731	0
OTHER LONG-TERM LIABILITIES	$ ARGENTINA	508.750	0	508.750	0	381.563	0	0	0
OBLIGATIONS WITH BANKS	UF	1.086.329	0	1.147.945	0	749.423	0	0	0
OBLIGATIONS WITH BANKS	$ ARGENTINA	164.284	0	0	0	0	0	0	0
OBLIGATIONS WITH BANKS	US$	877.200	0	1.081.258	0	2.703.145	0	540.634	0
OTHER RELATED CO. NOTES &ACC.PAYABLE	$ ARGENTINA	1.366.220	0	0	0	0	0	0	0
Total Long-Term Liabilities
	UF	2.447.232		2.734.315		3.861.301		12.850.491
	US$	1.860.133		1.177.635		2.703.145		540.634
	NON-READJ$	4.360		0		0		0
	$ARGENTINA	2.009.254		508.750		381.563		0

24. National And Foreign Currency

31-12-2001 Previous Period Long -Term Liabilities
ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT. RATE
OBLIGATIONS WITH BANKS	U.F.	1.353.097	0	1.122.399	0	1.337.068	0	0	0
OBLIGATIONS WITH BANKS	US$	2.533.336	0	1.726.054	0	2.104.467	0	0	0
NOTES PAYABLE	OTHERS CURRENCY	5.597.200	0	0	0	0	0	0	0
SUNDRY CREDITORS	UF	203.356	0	213.527	0	689.205	0	639.036	0
SUNDRY CREDITORS	US$	239.036	0	0	0	0	0	0	0
SUNDRY CREDITORS	US$	228.681	0	0	0	0	0	0	0
RELATED CO. NOTES & ACC. PAYABLE	UF	1.020.759	0	1.266.049	0	2.173.483	0	13.115.231	0
RELATED CO. NOTES & ACC. PAYABLE	NON-READJ. $	338.842	0	0	0	0	0	0	0
OTHER LONG-TERM LIABILITIES	NON-READJ. $	24.598	0	0	0	0	0	0	0
OTHER LONG-TERM LIABILITIES	$ ARGENTINA	952.143	0	952.143	0	1.189.961	0	0	0
SUNDRY CREDITORS	NON-READJ. $	6.319	0	0	0	0	0	0	0
Total Long-term Liabilities
	UF	2.577.212		2.601.975		4.199.756		13.754.267
	DOLLARS	3.001.053		1.726.054		2.104.467		0
	OTHERS CURRENCY	5.597.200		0		0		0
	NON-READJ. $	369.759		0		0		0
	$ ARGENTINA	952.143		952.143		1.189.961		0

  LATER FACTS

  A. Filial Argentina

  In Argentina towards the end of the year 2001, as a consequence of the serious economic crisis, was implemented a change in the economic model and of the Law of convertibility, promulgating new regulations. This situation generated, among others, produced the following consequences: devaluation of the Argentinean peso regarding the American dollar and adjustment to local currency of certain assets and liabilities in foreign currency maintained in such country, adjustment to local currency of rates of public services, introduction of restrictions to the draw back from deposits in the financial institutions, restriction for making certain transfers abroad for concepts of services from capital and interests, of financial loans without previous authorization of the Central Bank of the Argentine republic.

  Considering the unstable atmosphere previously mentioned, the corporation has made an evaluation of the recoverably of their investments in the Argentinean corporation, Supermercados Hipermarc S.A. The administration considers that the evolution of the measures before described won't derive in an important adjustment different to the ones in the present financial statement.

  To the date of issue of the present financial statement, the parity of the Argentinean peso concerning the American dollar ascends to $2.9725 ($244,29 Chilean peso), which represents a decrease of $1.272 Argentinean peso for a dollar ($140,88) as December 31, 2001. This decrease, in the exchange rate, has a direct effect on account receivable that the parent company maintains with its subsidiary Supermercados Hipermarc S.A.

  B. The Superintendencia de Valores y Seguros, by means of an Ordinary Note N 00154 dated January 8, 2003, instructed Supermercados Unimarc S.A. in order to make an adjustment to the financial information corresponding to the fiscal year 2001, requiring new financial statements, reasoned analysis and report from the external auditors, also the corporation was supposed to reemit the financial information of the different periods of the year 2002.

  These measures were legally claimed by the corporation, after the Court of Appeals of Santiago, which accepted the claim and proceeded, on January 31, 2003. The claim then was send to the Superintendencia de Valores y Seguros, due to which the effects orders by the controller organism was suspended, according to the established in the article 40, letter e), of the D.L. N 3.538, Organic Law of the Superintendencia de Valores y Seguros.

  Based on legal reports and on external auditors of acknowledged reputation in Argentina, which maintain that according to the Laws of Economic Emergency promulgated by the authority of the Argentinean Republic starting from January 6, 2002 (law N 25.561, decree 214/ 02 and other related norms), the treatment of the account of Accrued Profit should be according to those norms of public order, and the company used that approach.

  The controversy was raised because the Superintendencia de Valores y Seguros does not share the approach of the renowned consultant's offices and the ones of independent auditors and those of attorney at law offices from Buenos Aires.

  At present, the cause is still in procedure under the number 752-2003.

  C. By common consent of the Board of Directors of the corporation in session dated January 17, 2003, it was agreed to summon to an Extraordinary Meeting of Shareholders on February 21, 2003, in order to pronouncing regarding to the Ordinary Note N 00154 dated January 8, 2003 , issued by the Superintendencia de Valores y Seguros.

  In such Shareholder's Extraordinary Meeting, the shareholder's agreed, among other things, to reject in all the one order by the Superintendencia de Valores y Seguros, and maintain the position adopted by the Board of Directors of the company, granting its total support, besides ratifying the claims interposed before the Court of Appeals of Santiago regarding the petition of claim interposed against the Ordinary Note N 00154 dated January 8 of January of, 2003.

  D. On March 19, 2003, the corporation has proceeded to pay the owing capital to the BBVA Banco BHIF, which correspond to the pending balance of the credit amounted to 55,776 unidades de fomento, granted on April 27, 1991, been outstanding the payment of a marginal amount by interests concept.

  E. On March 28, 2003, the New York Stock Exchange -NYSE-, announced that it determined that the American Depositary Shares (ADR) of Supermercados Unimarc S.A. will be suspended on April, Wednesday 2, 2003 previous to the opening of the stock market. The corporation agreed with that decision and will not change their determination.

  The decision was adopted due to the ADR's of the company, were traded in a minor value to US$1 (one American dollar), during a period of operation of 30 days in such stock market, and therefore they didn't fulfill one of the criteria in order to continue listed.

  At the closing of these financial statements, no other subsequent facts that could significantly affect the figures included in it nor in its interpretation have occurred.

  ENVIRONMENT

  The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level nevertheless, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

  ACCOUNTS PAYABLE

At December 31, 2002 and 2001, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2002 M$	2001 M$

Suppliers of Goods	23.754.750	26.074.461
Suppliers of Frozen	679.158	738.038
Suppliers of Transportation	64.297	9.135
Hipermarc Suppliers	436.711	331.462

Total	24.934.916	27.153.096

28. PREPAID EXPENSES

At December 31, 2002 and 2001, the breakdown of this item is the following:

Prepaid Expenses

ITEMS	2002 M$	2001 M$

Operating Materials	451.119	571.814
Prepaid Publicity	32.596	34.782
Prepaid insurance	88.609	261.813
Other prepaid expenses	17.636	656.675

Total	589.960	1.525.084

29. SHORT AND LONG TERM SUNDRY CREDITORS

At December 31, 2002 and 2001, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:

ITEMS	Short-Term		Long-Term
	2002	2001	2002	2001
	M$	M$	M$	M$

Creditors for Leasing	267.991	315.879	1.859.205	2.033.998
Securities Received	41.525	33.720	0	0
Drawn and not collected checks	28.016	754.863	0	0
Computational System Financing	231.235	555.914	426.891	185.160
Other creditors (Insurance, Freight, Custom Duties)	959.420	1.396.628	444.470	0
School Found	0	73.352	0	0

Total	1.528.187	3.130.356	2.730.566	2.219.158

OUTSTANDING FACTS

Essential Fact

By virtue of the provisions set in Article 9 and second subparagraph of Article 10, Law 18.045; and pursuant to the provisions in the General Norm N30 and form letter 660, dated October 22, 1986, the company Supermercados Unimarc S.A. registered in the Securities Register under the N447, informs regarding the following background, that such regulations has evaluated as pertinent or essential regarding the company and its securities and shares:

Essential Fact dated January 14, 2002.

Pursuant to the provisions set in the articles 9 and 10 of the law 18.045, I inform the following essential fact regarding the company.

The Board of Directors of Supermercados Unimarc S.A. company, acknowledged the resignation of the Director Mr. Antonio Manzur Apara, and assigned to Mr. Jorge Indo Vargas as new Director.

Shareholders' Ordinary Meeting

At the Shareholders' Ordinary Meeting dated April 26, 2002, was agreed the dividend distribution on a total amount of 115.647.335.-, which corresponds to $ 0,09164991 per share.

On the Board of Directors Meeting held on April 29, 2002 was agreed to set as date to pay the dividend as from May 24, 2002, in the offices located in Amunategui # 178, 6th Floor, in Santiago, from Monday to Friday between 09:00 to 1:3 0 p.m. and from 3:00 to 5:3 0 p.m.

The corresponding notice of dividend payment will be published in La Nacion newspaper, on May 4, 2002.

Essential Fact dated April 20, 2002

Pursuant to the provisions set in the articles 9 and 10 of the law 18.045, I inform the following essential fact regarding the company.

On April 26, 2002, at the Shareholders' General Ordinary Meeting of Supermercados Unimarc S.A. was appointed the new Board of Directors of the Company as follows:

Mr. Cristian Rosselot Mora

Mr. Francisco Javier Errazuriz Ovalle

Mr. Eduardo Viada Aretxabala

Mr. Victor Hugo Cantillano Vergara.

Mr. Jorge Indo Vargas

Mr. Elias Errazuriz Errazuriz

Mr. Ramon Mendez Cifuentes

Essential Fact dated May 3, 2002

At the Shareholders' Ordinary Meeting dated April 26, 2002, was agreed the dividend distribution on a total amount of 115.647.335.-, which corresponds to $ 0,09164991.

On the Board of Directors Meeting held on April 29, 2002 was agreed to set as date to pay the dividend as from May 24, 2002, in the offices located in Amunategui # 178, 6th Floor, in Santiago, from Monday to Friday between 09:00 to 1:3 0 p.m. and from 3:00 to 5:3 0 p.m.

The corresponding notice of dividend payment will be published in La Nacion newspaper, on May 4, 2002.

Essential Fact dated May 17, 2002

On May 16, 2002, at an Extraordinary Meeting, the Board of Supermercados Unimarc S.A. formally acknowledged the communication sent by the controlling shareholders of Supermercados Unimarc S.A. Board, regarding the decision to finish the preliminary process with respect to a potential transaction over the company or its assets. This potential transaction had been developed strictly in the ambit of the legal competence of the controlling shareholder.

Therefore, the Board of Directors informs that notwithstanding of the future decision taken that look towards strengthening Supermercados Unimarc S.A. again, the formal communications received from ABN AMRO, specialized Bank hired to advise Inverraz Ltda. in the processes followed indicate that by the moment it does not exist the conditions to continue with the process initiated. This process looks to duly protect the interest of our shareholders and clients in general.

According to the instructions of the in force legislation, and as it is natural, any potential negotiation that could in the future involve Supermercados Unimarc S.A. will strictly and rigorously adjust to the terms of the Law of Market and Securities, the Law of Corporations, rules of the Superintendencia de Valores y Seguros and other provisions of the applicable legal arrangement.

Essential Fact dated June 11, 2002

By virtue of the provisions set in Article 9 and second subparagraph of Article 10, Law 18.045, and pursuant to the provisions in the General Norm N30 the company Supermercados Unimarc S.A. registered in the Securities Register under the N447, informs that: today, June 11, 2002 has acknowledged of the notification to the company, according to the provisions set in article 44 of the Code of Civil Procedure, of a complaint requesting the bankruptcy filed by the German Bank Kreditanstalt für Wiederaufbau (KFW).

Considering the circumstances of such unjustified and out of legal grounds petition of bankruptcy, since the company has not stopped paying its obligations nor has fall in insolvency, the Board of Directors has decided to take all the measures that correspond to demand the recovery of damages that the company may suffer due to this complaint grounded on false and tendentious facts.

Essential fact of 27 of November of 2002.

The Society Supermercados Unimarc S.A. registered in the Registration of Values with the N447, by virtue of the established in the articles 9 and second paragraph of the article 10 of the Law N18045, and of conformity to the signal in the Norm of Character General N 30, it inform that with date 26 of November of 2002, in the face of the Notary of Santiago, Don Sergio Rodriguez Garces, was signed the "Contract of Transaction and Waiver of Actions, Kreditanstalt für Wiederaufbau and Supermercados Unimarc S.A. and Another's", that they correspond to the culmination of the agreements there undersigned between the parts.

Between the established commitments, the obligations that it maintains Supermercados Unimarc S.A. with the German Bank Kreditanstalt für Wiederaufbau (KFW) for purchases of certain furniture made a pact 10 years term and that sought illegally accelerate, they have been rearranged thirteen years term, with two and a half years of grace, preferable rate paying the creditor all the expenses, and on the other hand, Supermercados Unimarc S.A. will retire the civil actions and criminals against whom they requested the crash of the Society that had been rejected for the Chilean Tribunals.

Essential fact of date 19 of December of 2002.

From conformity to the established in the article 9 and second paragraph of article 10 of the Law N18045, Supermercados Unimarc S.A. communicate the following essential fact regarding the society.

In Session of Directory of the society Supermercados Unimarc S.A., celebrated with date 19 of December of 2002, it took knowledge of the ceasing in the position of General Manager of Alejandro Seymour Zamora.

At the closing of these financial statements, there are no other outstanding or essential facts.

REASONED ANALYSYS

1. Analysis of the General Balance

1.1 Assets

To December 31, 2002, the assets of Supermercados Unimarc S.A. ascended to M$ 199.147.739 which represent a decrease of 8.47% in relation to December 2001.

The main assets that show increase during the period under analysis are:

- Available: their increment of 65.58% in December, 2002 in relation to the same fiscal year of previous year is due to higher balances in current accounts in two subsidiaries.

- Debtors for Sales: they increased in a 9.50% in comparison to December, 2001 due to higher balances for sales to credits of one of our subsidiaries.

- Long Term Differed Taxes: to December, 2002 in relation to the same period of the previous year increase in their balance due to the effect of the application of income taxes to the tributary lost of the present fiscal year.

- The main decreases were:

- Term Deposits: The decrease of this item in relation to December 2001 is due to the withdrawal of the deposits invested to those dates.

- Receivable Documents: this item shows a decrease of a 28.19% compared with December 2001, respectively. The deviation is explained due to minor sales with credit instruments as credit cards.

- Inventories: this item shows a decrease of a 19.77% concerning same period of the previous fiscal year this is due to an improvement in the administration of stock in the company.

- The item fixed assets shows a global decrease of a 6.24% in relation to December, 2001, which is explained by purchases and sale indicates in the point 4.1 of these analysis.

1.2 Liabilities

To December 31, 2002 the total liabilities of Supermercados Unimarc S.A. show a decrease of a 8.47% in relation to December 2001.

This is mainly to the decrease of long and short term Payable Documents, for payment of these documents during this period. The account payable shows a decrease of a 8.17% for the rationalization in the purchases of merchandises due to a better administration of the Stock. The Long and Short Term Obligations with Banks and Financial Institutions show a decrease of a 17.73% and of a 17.95% respectively, due to the service of these financial debts.

1.3 Current Income

The index of income is 0.39 times to December 31, 2002, which represent a decrease of 25.00% compare to the same period of the previous fiscal year. This is due to the higher decrease of the circulating assets than the circulating liabilities when comparing these two periods.

1.4 Acid Ratio

This ratio was equal to 0.20 times to December 31, 2002, while during the same period, in the year 2001 it was 0.33 times. This falls when comparing these two periods is explained due to a decrease of some circulating assets higher than the decrease of circulating liabilities.

1.5 Reason of Debt

As December 31, 2002 this item is 0.78 times, which diminished in a 18.75% when comparing it with December, 2001 this was mainly to the decrease of the item Account Payable and short and long term Document Payable. The Short and Long Term Obligations with Banks and Financial Institutions show a decrease because of the service of these debts in the present fiscal year.

1.6 Short and Long Term Debts related with the Total Debt

The index of the short-term debt over the total debt was a 64.4% in the year 2002 and a 63.4% as December 2001. The light increase from this index is explained due to a minor decrease of the circulating liabilities than the long-term liabilities. This last one decrease due to the reclassification of the long term portion of the obligations with banks and financial institutions.

1.7 Covering of financial expenses

The index of consolidated covering as December 31, 2002 is minor when comparing it with December 2001, this variation is explained due to the global lost in the incomes of the present fiscal year.

2. Analysis of the Income

During the fiscal year to December 2002 the company obtained a lost of M$ 311,983 which represent a fall concerning the income to December of the fiscal year 2001 that ascended to M$ 397.056. This is due to the negative operational income of the company, nevertheless the non operational income and income tax show a positive balance.

2.1 Exploitation Revenue

As December 2002 the exploitation revenues of Supermercados Unimarc S.A. and its subsidiaries ascended to M$ 121.793.631, which represented a decrease of 17,68%, concerning the revenues to December 2001 that were M$ 147.943.789. This decrease partly is cause due to the strong competition that exist in the industry and also due to the incorporation of new and more aggressive companies to the market, which caused the decrease in the sales of some of our premises.

2.2 Costs of Exploitation

To December, 2002 the costs ascended M$ 96.585.373, which represent an increase from the 3,10%, as percentage of the Exploitation Revenues, when comparing with December 2001, which show the adaptation in the margins in order to be more competitive.

2.3 Margin of Exploitation

The margin of exploitation to December, 2002 was M$ 25.208.258, that is minor in a 26.20% compared with the M$ 34,155,335 obtained to December 2001.

As percentage of the revenues, the margin of exploitation decreases from 23.09% during December 2001 to a 20.70% to December of the present year, due to the above mentioned in the previous item.

2.4 Administrative and Sales Expenses

To December 2002 the Administrative and Sales Expenses were M$ 33.149.743 compared with M$ 32,485,952 to December 2001, which represented an increase from a 2,04%. This in relation to the same period of the previous year is explained due to the decrease in the exploitation revenues and to the increase of administrative and sales expenses.

2.5 Operational Income

The operational income to December 2002 reached less M$ 7.941.485 which represent a decrease when comparing it with December 2001. Due to the percentage of the revenues, the operational income passed from December 2001 from 1.13% to -6.52% to December 2002.

2.6 Not Operational Income

To December 2002 the non-operational income was M$ 2.028.097, while to December of the year 2001 it showed a negative result of M$ 4.006.668. The better result of the present fiscal year is due to the increase of other Revenue out of the Exploitation and of a higher positive balance due to Exchange Difference.

2.7 Financial Expenses

The Financial Expenses of the company in the present fiscal year shows a decrease when comparing it with December 2001, this reflects the decrease of the financial debt, and liabilities for investment.

2.8 Income before tax

The income to December 2002 is negative for an amount of M$5,913,388, which reflect a decrease in relation to the income registered to the same period of the previous year, which is explained by the negative operational income nevertheless a better non-operational income in the present fiscal year.

2.9 Profits (Loss) after Taxes

To December 2002, the income is Loss in relation to December 2001 which had a profit, the income in the present fiscal year is due to the loss in the operational income in spite of a better non-operational income, and also due to a positive effect of the differed taxes in the present fiscal year.

3. Analysis Cash Flow

To December 31, 2002 and year 2001 the final cash balance was from M$ 1.835.101 and M$ 3.115.649, respectively.

2002 2001

M$ M$

Flow for operation activities (12.710.493) 6.580.816

Flow for financing activities 5,251,817 (2.994.118)

Flow for Investment activities 6,247,446 (1.564.288)

Inflation effect (14.275) 78.755

Initial balance 3,060,606 1.014.484

=================================

Final balance of cash and cash equivalent 1,835,101 3.115.649

=================================

To December 2002 the decrease in the operation activities in relation to the previous year, is explained mainly due to a minor collection of debtors for sales and other revenue perceived in spite of a minor payment to suppliers.

The variation of the financing flow when comparing both fiscal years it is mainly due to the obtaining of documented loans of the related companies.

The flow for investment activities shows a decrease in the incorporation of assets, according to the showed in the point 4.1 of these analyses.

4. Activity and analysis of the differences of books and economic values of the main assets.

The total of the consolidated assets of the society is composed in a 75,68% of Fixed Assets, from 1,72% in the short term Account Receivables to Related Companies and a 5,22% which correspond to Inventories.

For the assets, which are collected to Related Companies, there is not doubt about the payment of the 100% of these debts. The goods of the Fixed Assets are shown to its cost acquisition, financially corrected, and lineal depreciation on the base of the years of useful life in each group of goods, according to legal dispositions that have imparted the Servicio de Impuestos Internos. Concerning the inventories these are showed to its balance average cost, their value so determined do not exceed to their net values of realization.

It has been proceeded to revise the statement and value of the fixed assets, other long term assets and intangible maintained and used. Base on estimates and projections carried out, it have been concluded that there are no deterioration of the same which could affect their recoverable amount in a significant way or that their net value of depreciation be superior to their liquidation value in the particular case of the fixed assets.

4.1 Investments and Transference

During the period under analysis, investments and transference in some fixed assets were made according to the following:

Investments in Lands made to the end 2001, these are:

Cisterna Land located in the commune La Cisterna

Portugal Land located in the commune Santiago

Santa Rosa Land located in the commune La Granja

They also stand out the investments of Construction and Infrastructure Works for purchases of

Real Estate towards the end of the year 2001 used for the exploitation of supermarkets these are:

Real Estate denominated Cisterna located in the commune of the Cisterna.

Real Estate denominated Portugal located in the commune of Santiago.

Real Estate denominated Santa Rosa located in the commune of La Granja.

They also bought forklift and a Truck.

To the item Machinery and Equipment were incorporated cold equipment, air conditioning equipment, and machinery and equipment for bakery, for purchases for the renovation of stores.

Inside the item Other Assets there are investments in Furniture and Utensil like gondolas, chek-out, furniture for showroom sales, self-service cars.

The main transference of the period are:

Sale of land denominated Cerro Colorado located in the commune of Las Condes.

Sale of the 6 floor of the Building located in Amunategui N 178 in the commune of Santiago.

Sale of the land and building denominated Supermercado Villa Olimpica located in the commune of Ñuñoa.

Sale of the land and building denominated Supermercado Jose Maria Caro located in the commune of Lo Espejo.

Sale of the land and building denominated Supermercado Gran Avenida located in the commune of San Miguel.

Sale of the land and building denominated Supermercado Portugal located in the commune of Santiago.

Sale of the land and building denominated Supermercado Santa Rosa located in the commune of La Granja.

Sale of the land and building denominated Supermercado Juan Antonio Rios located in the commune of Independencia.

Sale of the Real Estate denominated Sala Cuna San Ignacio located in the commune of Santiago.

Sale of Machinery and Equipment sold to a third party.

4.2 Inventories Rotation.

To December 31, 2002 the inventory rotation is 8.27 times and 8.82 times to the same period of the year 2001. The decrease of a 6.2% corresponds to the decrease analysis in sales registered during the period.

4.3 Inventory Permanency.

To December 31, 2002 the inventory permanency is 43.52 days and to the same period of the previous year is 40.81 days. In spite of the better administration of the inventory the permanency of this increase in a 6.63%, due to the decrease in the rotation of the inventory affected by the minor sales in this period.

5. Profitability Analysis.

5.1 Equity Profitability.

To December 31 of the year 2002 this profitability is less to 0.28% while for the same period of the previous year it is 0.36% which reflect a decrease of the global income in the present fiscal year.

5.2 Assets Profitability.

In the present fiscal year the profitability of the assets represents -0.2% while for the same period of the previous year was 0,2%, which reflect the income to December 31, 2002, in spite of a decrease of the total assets, concerning same period of the previous year.

5.3 Performance of Operational Assets

The performance of these assets to December 31, 2002 is -41.7% which represent a decrease regarding the fiscal year to December 31 of the previous year which was a 7,2%. This decrease is due to the minor global result affected for the decrease in the revenue level, nevertheless, the assets average also decrease. The assets accounts considered in this analysis are:

Debtors for Sales, Receivable Documents, Debtors, Inventories, Tax Recovering, and in advance paid Expenses.

5.4 Profit for Share

The result for share to December 31, 2002 was from -$ 0.25 for share, while for the same period of the year 2001 was from $ 0.31 for share. This is explained for the negative results in the present fiscal year concerning the positive result of the previous fiscal year.

5.5 Return from Dividends

This index to December 31, 2002 is 8,895.9 times in front of the registered to December of the year 2001 which was from 1,458.9 times. The value of share to the closing of each fiscal year is $13,00 and $21,90, respectively.

6. Markets in which it participate and the competition that it faces

The most important variations happened during the period, of this fiscal year are the slow recovery that experiences the demand of the consumption, during the year 2001. And that have continued during the year 2002, in spite of the measures that applied the central authority during the year with the purpose to give more dynamism to the economy. And also our competition that has been securing in the market thanks to the great financial support that back it.

Upon analyzing the statistical of sales of the Instituto Nacional de Estadisticas, INE, it is observed that the nominal sales during the year 2002, compared with the year 2001, increase in a 10,4%, while the index of real sales varied a 10.1%.

In December 2002, compared with November of the same year, an explosive increase in sales was observed, registering a nominal increase of a 28.4% and a real variation of 28,8%, explained mainly for the intense marketing campaigns, together with attractive discounts in Christmas and New Year periods.

On the other hand, the sales of December 2002, compared with same month of the year 2001 increased a 7.4% nominal and a 7.1% real.

The sales registered in December 2002 correspond to 656 supermarkets with other 3 and more cash register in the whole country, those that should be compare with the 648 supermarkets that operated in December 2001. If this are added that during that period have been closed 38 supermarkets, mostly located in Regions, it is concluded that in 12 months, 46 new supermarkets have been opened. A total investment, in the year 2002, on the part of the chains of supermarkets, of about US$ 400 million.

According to the applied methodology they were incorporated new supermarkets that began activities in the last year, that meant to December 2002, a 13,1% of the total sales. This is very important because it mark the main difference of other indicators, like the one given by the Association of Supermarkets from Chile (ASACH), that only measure the evolution of a determined number of local, without considering the opening of new supermarkets.

6.1 Sales and Market Participation.

The competition in the industry of the supermarkets in Chile has high level competitors that with efficiency and know-how practically had prevent the strong coming of big foreign chains. During the last years, this sector has evolved increasing the range of products in sale and proportionate direct or indirect tools of financing for the consumers (through the delivery of own credit cards or through strategic alliances with big commercial stores). The above-mentioned has led to an aggressive competition in order to attract the clients and give fidelity to the current clients, likewise new supermarkets along the country have been created, trying to capture new clients or capture consumers of the competition.

This way, D&S (Distribucion y Servicios S.A.) opened 9 new local during the year 2002, it also restored important part of their premises transforming several of these from Ekono to format Lider Vecino or Lider Mercado.

Supermercados Jumbo S.A., on the other hand, inaugurated three new supermarkets located in the commune La Florida and La Reina de Santiago and in the city of Viña del Mar, stores that they have also affected the sales of important points of our chain of supermarkets.

The increment of the square meters in the industry has been thoroughly leader for the chains of big supermarkets, which through this format has tried to win market, which led to an expansion of the sales and of the square meters. Besides the incorporation of new lines of product like appliances, drugstores, tools and others items in which Unimarc doesn't participate.

During the last time, our company has diminished the participation of market. Fundamentally for the high competition to which it are faced, and this is due to the aggressive politics of expansion of our competitors through their formats of big supermarkets, which caused that several of our premises were affected in their revenue for sales.

Due to this, our company should look for new markets in a way to growing and to enlarging the participation of market. That today has, and it is so it in this last year had inaugurated five new stores in the south zone of our country, in order to secure this recovery.

7. Risk of market analysis

From this perspective of the type of change, the increase experienced by the dollar in our country has generated a decrease of the purchasing power in the consumers, generated by an expensive of the imported products.

As consequence of the above-mentioned Supermercados Unimarc S.A. had powered their own marks with the purpose to deliver quality product to a lower price. This vertical integration permits to the company diminish the risk in the income of the fiscal year developing products of low cost, profitable and substitutes of high rotation that increase the volumes of sales.

The Central Bank maintained low the interest rate during the year 2002, in order to help the economy, which benefited to the development of retail industry making increase to the industry of the supermarkets in Chile.

On the other hand, the lower inflation during the year 2002, due to the contraction of the economy doesn't affect the prices of the products.

One could mention the concentration of some suppliers in important lines of the company like factors of risk, situation that has been counteracting with the introduction of own marks that have had an excellent acceptance on the part of the clients, given the high-quality and price.

7.1 Risk of interest rate and variation of the exchange rate

From this perspective and in relation to the liabilities, the society maintains short term debts to a average rate of 6.85% the composition of these debts is a 82.72% in foreign currency, and 17.28% in national currency.

Supermercados Unimarc S.A. doesn't have contracts of financing derive that allow diminishing the risk of exchange rate or the variation in the interest rate.

From the point of view of the income we could say that the Operational Revenues of Supermercados Unimarc S.A. in foreign currency represent a 0.70% of the total of the Exploitation Revenues, which are composed of a 76.05% in Argentinean peso, due to the operational revenues of our Argentinean Subsidiary Supermercados Hipermarc S.A. and a 23.95% that correspond to dollars for exports of our Chilean Subsidiary Interagro Comercio y Ganado S.A.

The Operational Costs in foreign currency represent the 0.04% of the total of the Costs of Exploitation of Supermercados Unimarc S.A. and they correspond in a 100% to Argentinean peso, since the costs of our Subsidiary Interagro Comercio y Ganado S.A. is in Chilean peso.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As December 31, 2002
ASSETS	31-December-02	30-Sep-02	30-Jun-02	31-December-01

Available	1.722.949	1.058.251	952.491	1.040.542
Term Deposits	0	0	0	2.075.107
Net Negotiable Securities	0	0	0	700
Trade Debtors (Net)	1.623.685	1.313.208	1.399.226	1.482.767
Notes Receivable(Net)	2.682.501	2.393.456	2.349.213	3.735.331
Sundry Debtors (Net)	418.649	1.522.797	461.292	391.146
Related Co. Bills receivables and Debtors	3.431.836	6.110.578	6.380.537	8.833.780
Inventories (Net)	10.395.580	11.135.241	10.848.994	12.956.703
Recoverable Taxes	788.550	972.201	1.074.656	1.483.340
Prepaid Expenses	589.960	981.090	814.101	1.525.084
Deferred Taxes	0	1.248.216	1.104.014	1.878.555
Other Current Assets	95.272	1.700.269	1.504.349	79.882
Total Current Assets	21.748.982	28.435.307	26.888.873	35.482.937
Land	45.116.571	45.495.551	45.001.197	49.028.082
Construction and Infrastructure Works	64.964.115	68.353.557	64.667.012	66.905.804
Machinery and Equipment	22.214.130	30.950.147	30.757.323	30.638.803
Other Fixed Assets	37.272.282	43.365.941	42.187.031	41.846.979
HigherValue due to Fixed Assets Tech. Reval.	0	0	0	0
Depreciation (Less)	-18.855.845	-32.496.091	-30.416.470	-27.683.432
Total Fixed Assets	150.711.253	155.669.105	152.196.093	160.736.236
Invest. In Related Comp.	0	0	0	0
Other Companies Investments	0	0	0	0
Lower Value of Investments	16.595.679	16.897.583	17.212.070	17.860.421
Higher Value of Investments (less)	-46.324	-4.553	-4.439	-4.703
Long-Term Debtors	575.040	650.701	577.295	203.978
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	7.332.663	5.014.741	4.407.631	0
Intangibles	11.680	12.173	11.636	11.372
Amortization (Less)	0	0	0	0
Other	2.218.766	2.475.996	2.472.757	3.290.818
Total Other Assets	26.687.504	25.046.641	24.676.950	21.361.886
Total Assets	199.147.739	209.151.053	203.761.916	217.581.059

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As DECEMBER 31, 2002
LIABILITIES	31-Dec-02	30-Sep-02	30-June-01	31-Dec-01
Short-Term Oblig. Banks & Finan.Instit.	23.530.687	25.092.878	23.150.357	28.602.294
Oblig. With Banks &Finan. Instit. L/T Portion	1.079.560	2.962.909	2.302.512	2.678.238
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	24.934.916	26.148.535	22.916.480	27.153.096
Notes Payable	424.933	2.189.596	634.892	1.295.477
Sundry Creditors	1.528.187	2.113.305	1.333.217	3.130.356
Related Co. Notes and Acc. Payable	2.238.616	3.152.162	3.349.278	2.439.360
Provisions	1.348.617	5.057.828	3.641.035	925.142
Withholdings	648.544	484.834	469.896	768.794
Income Tax	194.997	275.709	280.577	231.259
Income Received in Advance	267.745	220.755	222.276	476.072
Deferred Taxes	16.562	0	0	0
Other Current Liabilities	1.592	1.616	1.628
Total Current Liabilities	56.214.956	67.700.127	58.302.148	67.700.088
Obligations with Banks & Finan. Instit.	8.350.218	8.591.769	8.761.002	10.176.418
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	1.340.580	11.073	1.450.142	5.597.199
Sundry Creditors	2.730.566	2.612.552	2.596.828	2.219.158
Related Co. Notes and Acc. Payable.	17.258.386	17.704.965	17.433.915	17.914.362
Provisions	0	0	0	24.384
Other Long-Term Current Liabilities	1.399.063	1.324.534	1.333.660	3.094.457
Total Long-Term Liabilities	31.078.813	30.244.893	31.575.547	39.025.978
Minority Interest	81.079	82.715	78.427	85.372
Paid-in Capital	55.873.978	55.114.526	55.494.252	55.873.978
Capital Revaluation Reserves	0	716.489	332.965	0
Share premium	28.578.842	28.556.866	28.554.924	28.578.841
Higher value due to Fixed Assets Tech. Reval.	0	0	0	0
Other Reserves	2.572.572	3.981.668	2.120.722	1.138.433
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	24.747.499	22.753.769	27.302.931	25.178.369
Future Dividends Reserves	0	0	0	0
Accumulated Profits	25.059.482	25.040.099	25.038.398	24.781.313
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	-311.983	-2.286.330	2.264.533	397.056
Interim Dividends (less)	0	0	0	0
Total Equity	111.772.891	111.123.318	113.805.794	110.769.621
Total Liabilities	199.147.739	209.151.053	203.761.916	217.581.059

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As December 31, 2002

INCOME STATEMENT	31-Dec-02	30-Sep-02	30-June-01	31-Dec-01

Trading Income	121.793.631	88.855.241	58.931.251	147.943.789
Operating costs	-96.585.373	-70.269.171	-46.411.156	-113.788.454
Trading Margin	25.208.258	18.586.070	12.520.095	34.155.335
Adm. and Sales Expenses	-33.149.743	-23.043.042	-14.949.822	-32.485.952
Operating Results	-7.941.485	-4.456.972	-2.429.727	1.669.383
Financial Income	142.009	134.520	14.513	61.988
Related Co. Invest. Profits	0	0	0	0
Other non-operating income	2.375.765	400.714	331.624	502.856
Related Comp. Invest. Losses	0	0	0	-13.088
Lower Value Invest. Amortization	-1.264.371	-947.330	-631.511	-1.305.929
Financial Expenses	-4.773.721	-3.534.947	-2.300.104	-5.702.922
Other non-operating expenses	-1.082.442	-1.105.639	-1.097.268	-396.144
Price-level restatement	-487.656	266.806	42.493	-526.074
Exchange rate differences	7.118.513	2.480.633	4.663.823	3.372.645
Non-Trading Income	2.028.097	-2.305.243	1.023.570	-4.006.668
Profit Before Tax	-5.913.388	-6.762.215	-1.406.157	-2.337.285
Income Tax	5.591.750	4.471.977	3.663.351	2.736.217
Consolidated (Loss) Profit	-321.638	-2.290.238	2.257.194	398.932
Minority Interest	4.914	3.872	7.315	-1.931
Net (Loss) Profit	-316.724	-2.286.366	2.264.509	397.001
Higher Value Invest. Amortiz.	4.741	36	24	55
Profits (Loss) of the Period	-311.983	-2.286.330	2.264.533	397.056

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As December 31, 2002

FINANCIAL RATIOS	31- Dec -02	30-Sep-02	30-June-01	31-Dec-01
Number of Shares	1.261.849.619	1.261.849.619	1.261.849.619	1.261.849.619
Per Share Profit ($)	-0,25	-1,81	1,79	0,31
Book Value ($)	88,58	88,06	90,19	87,78